
11006121


SEC MAIL PROCESSING
RECEIVED
APR 01 2011
WASH. DC
211
SECTION

LabCorp
Laboratory Corporation of America

# Building Forward

2010 ANNUAL REPORT

# LabCorp

**Industry Strength**

**Large Scale**

**Performance**

**Value Proposition**

- 2nd Largest U.S. Clinical Laboratory
- $55 Billion U.S. Clinical Laboratory Testing Market
- $5.00 Billion – 2010 Revenue
- $1.02 Billion – Adjusted Operating Income
- $5.55 – Adjusted Earnings Per Share*
- 270 Million Tests Performed Annually
- 220,000 Clients
- Over 1,700 Patient Service Centers
- 51 Primary Laboratories
- 8 Specialized Centers of Excellence
- 8,000 Patient Service Technicians/Phlebotomists
- 2,700 Service Representatives/Couriers
- 8 Aircraft
- 2 to 3% of Total U.S. Health Care Dollars Spent On Lab Tests
- 70 to 80% of Medical Decisions Based On Lab Tests

*For a reconciliation of non-GAAP financial measures, please refer to slide 12 of the Company's 8K filed on February 10th, 2011.

In 2010, we called our annual strategic planning session with the Board of Directors "Building Forward." We chose this name, after much consideration, to signify the importance of continuing to build for the future while carefully reviewing our strategy given the dramatic changes in the world around us. Thus, we examined whether the foundation of our existing business remains sound and how we should build on it for success in the years ahead.

One thing is certain: the years ahead will be very different from the years past. The health care reform legislation, known as the Patient Protection and Affordable Care Act (PPACA), made significant changes to the health care landscape that will affect LabCorp and our industry for years to come. A significant expansion of the insured population should, over time, benefit test volumes and reduce bad debt expense. Reform should also bring a greater utilization of laboratory tests for screening and early diagnosis of disease, with concurrent focus on the cost-effectiveness of testing and more consistent management of utilization. In short, there will be great systemic pressure to both spend less and provide better care.

# To Our Shareholders

**At LabCorp we fulfill the commitments we make to physicians, patients and shareholders. In 2010, even as the country faced challenging economic times, LabCorp achieved strong financial and operational results, as we turned our plans into action and executed our strategic objectives.**



Our strategy has been to provide the highest quality while maintaining our position as the low-cost, most efficient provider. We execute that strategy by focusing on five key priorities:

- Using our free cash flow to make acquisitions that enhance our test menu and expand our geographic footprint;
- Moving toward alternative delivery models for lab services;
- Improving our ability to provide actionable information to doctors and patients;
- Continuing to increase our efficiency by optimizing the business so that we can maintain our low-cost structure; and
- Bringing innovation to the market at reasonable prices.

We believe this strategy positions us well to be successful as the changes wrought by PPACA unfold.

So how did our 2010 performance stack up against these criteria? Do we have a strong and durable foundation for Building Forward? The answer is unequivocally yes.

The numbers say we did a great job growing the business in 2010: we grew revenue 6.6 percent and Adjusted Earnings Per Share 13.5 percent. We accomplished this with both organic and acquisition-driven growth. Better volumes in the second half of the year reflected improvement in the economy and continued success in selling more effectively.

Dave King
Chairman and Chief Executive Officer

Our long-term financial performance reflects the soundness of our business model and our strategy. During the past five years, including two of economic turmoil, we increased revenue and Adjusted Earnings Per Share at a 9 and 15 percent compound annual growth rate, respectively.

What went on behind the numbers in 2010? Simply put, we executed against each prong of our strategy.

## USE FREE CASH FLOW TO MAKE STRATEGIC ACQUISITIONS THAT ENHANCE OUR TEST MENU AND EXPAND OUR GEOGRAPHIC FOOTPRINT

With the 2010 acquisition of Genzyme Genetics, a business unit of Genzyme Corporation, LabCorp completed one of the most important transactions in its history. Genzyme Genetics' impressive assets include a talented management team, a strong brand with high levels of customer satisfaction and an extensive menu of high-value, high-quality esoteric tests. Genzyme Genetics' excellence in reproductive genetic testing and screening, and in hematology-oncology testing, is a valuable differentiator and a great fit with LabCorp's strengths. The approximately 130 board-certified geneticists and genetic counselors that interact daily with physicians and patients create a significant strategic opportunity to expand customer relationships and grow our businesses.

The Genzyme Genetics acquisition aligns extremely well with our objectives of expanding esoteric testing and advancing our leadership in personalized medicine. This acquisition enhances LabCorp's capabilities in reproductive, genetic, hematology, oncology and clinical trials work, and creates an opportunity to generate meaningful increases in esoteric revenue. With the addition of Genzyme Genetics, we have met our previously stated objective of deriving approximately 40 percent of revenue from esoteric testing. The future of esoteric testing is bright and our new goal is to generate 45 percent of revenue from esoteric testing within the next three to five years.

Genzyme Genetics was the crown jewel of our acquisitions this year, but we should not overlook the overall performance of our Mergers and Acquisitions team. In addition to Genzyme Genetics, we evaluated 27 opportunities and completed 15 acquisitions, the most sizable being Westcliff Medical Laboratories and DCL Medical Laboratories. These acquisitions will be important contributors to expanding our footprint in California and Indiana, respectively.

We gained entry to the Empire BlueCross BlueShield plan in New York, the largest plan in the New York metro area by membership. This has been a long-standing goal for the Company and provides us with a solid growth opportunity in the New York metropolitan area.

For some time, we have discussed expanding the international footprint of our clinical trials business. In 2010 we achieved that objective, entering into a collaborative relationship with Clearstone Central Laboratories, a global central laboratory specializing in drug development and pharmaceutical services. The relationship provides us with access to labs in China, France, Singapore and Canada, in addition to our existing labs in the United States and Belgium.

# Building Forward

Quality Team

Broad Capabilities

**Customer Satisfaction**

Expansion





Broader international presence means greater ability to compete for large global trials and to further personalized medicine by developing tests to accompany new compounds.

### MOVE TOWARD ALTERNATIVE DELIVERY MODELS FOR LAB SERVICES

Health care reform will bring new models of care to our system, with the likely emergence of larger physician group practices and sizeable Accountable Care Organizations. Our size and scale provide an excellent platform from which to deliver services to these organizations, but it is likely that the delivery and payment models will vary from traditional arrangements. We are well-positioned to respond to the emerging needs of the heath care system and will continue to develop ways to add value in the most efficient manner.

### IMPROVE OUR ABILITY TO PROVIDE ACTIONABLE INFORMATION TO DOCTORS AND PATIENTS

We continue to lead the industry in the breadth and simplicity of our connectivity products. Providers can connect to LabCorp through thousands of EHR and EMR platforms, assisting them in managing their patients and in qualifying for pay-for-performance and meaningful-use bonuses. We achieved a major milestone with the launch of LabCorp Beacon. Customers can now receive results from all LabCorp brands (including Dianon, US Labs and Esoterix) through the Beacon portal. We have over 4,000 customers using Beacon for delivery of results and the number is growing by hundreds per week. We also released the Beacon mobile iPhone application in 2010. All of our connectivity products are built on our open-platform strategy, allowing physicians to connect to LabCorp regardless of their underlying IT products and platforms.

Partnerships

Competitive

**Advanced Technology**



### CONTINUE TO INCREASE OUR EFFICIENCY BY OPTIMIZING THE BUSINESS SO THAT WE CAN MAINTAIN OUR LOW-COST STRUCTURE

In 2007 we announced that we would reduce our operating costs by $100 million by the end of 2010 without diminishing our quality or service. We accomplished this bold goal as planned. In 2010 alone, we completed the Sysmex hematology automation project, the largest laboratory automation project ever undertaken in the United States. We implemented "Touch" accessioning in nearly 400 patient service centers and are processing over 23,000 accessions per day with this system. Touch is an on-screen draw tool that also allows us to fully accession specimens in patient service centers, increasing the accuracy of specimen collection while reducing paperwork and labor. We also implemented online appointment scheduling and our AccuDraw specimen collection tool in all patient service centers.

We continued the consolidation of our billing resources and the implementation of LEAN processes. The billing team's accomplishments (with strong support from our operating divisions) were impressive. We reduced our billing footprint from 24 to 13 locations and opened a new, dedicated billing facility. We reduced bad debt by 50 basis points despite a difficult economy, and our year-end DSO was at a record-low 43 days. Impressively, our fourth quarter 2010 customer survey showed satisfaction with LabCorp service at an all-time high. Thus, our efficiency initiatives have not compromised service – they have made it better.

**BRING INNOVATION TO THE MARKET AT REASONABLE PRICES**

In 2010, we began an 110,000-square-foot addition to the Powell Center for Esoteric Testing in Burlington, North Carolina. When we complete this project in 2011, we will have a state-of-the-art facility to continue our leadership in development and performance of esoteric testing.

We excelled in scientific innovation in 2010. LabCorp became the only national laboratory to offer IL28B testing for responsiveness to Interferon in Hepatitis C patients; Hepatitis C infects an estimated 4 million people in the U.S. and 170 million worldwide. We introduced five other new assays from Monogram alone, including GenoSure MG, a lower-cost, faster genotypic resistance assay that uses Monogram's algorithm to correlate HIV genotype and phenotype. Our scientists also authored over 100 abstracts for presentation in scientific meetings and over 65 peer-reviewed journal publications.

I am very proud of LabCorp's first Virology Report, which can be accessed at https://www.labcorp.com/wps/portal/research/virology. Through a tremendous effort from our science team, we produced a report that is without peer in the field of virology and will assist clinicians, scientists, and public health officials in understanding infectious diseases and treating patients optimally.

**POSITIONED FOR GROWTH IN A CHANGING HEALTH CARE MARKETPLACE**

In summary, 2010 was a year of achievement. It is gratifying that investors took notice of our success: our share price rose 17.5 percent during the year, creating nearly $1.5 billion in additional shareholder value. With excellent financial stability, a steady record of growing revenue and earnings, and unmatched scientific leadership that delivers increasing value to our customers, LabCorp will continue to Build Forward. In doing so, we remain deeply grateful for the efforts of our more than 31,000 employees – simply put, we could not do it without them. We are also grateful for your continued support and for the trust and loyalty of the millions of physicians and patients whom we are privileged to serve.

Efficient

**Well-Positioned**

Tenacious

Very truly yours,



Dave King
Chairman and Chief Executive Officer




LabCorp
Laboratory Corporation of America

# 2010 Financial Summary

## Table of Contents

# Selected Financial Data

The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the five-year period ended December 31, 2010 are derived from consolidated financial statements of the Company, which have been audited by an independent registered public accounting firm. This data should be read in conjunction with the accompanying notes, the Company's consolidated financial statements and the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," all included elsewhere herein.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| (In millions, except per share amounts) | **2010[(a)]** | 2009[(b)] | 2008[(c)] | 2007[(d)] | 2006[(e) (f)] |
| **Statement of Operations Data:** | | | | | |
| Net sales | **$ 5,003.9** | $ 4,694.7 | $ 4,505.2 | $ 4,068.2 | $ 3,590.8 |
| Gross profit | **2,097.8** | 1,970.9 | 1,873.8 | 1,691.2 | 1,529.4 |
| Operating income | **978.8** | 935.9 | 842.9 | 777.0 | 697.1 |
| Net earnings attributable to Laboratory Corporation of America Holdings | **558.2** | 543.3 | 464.5 | 476.8 | 431.6 |
| Basic earnings per common share | **$ 5.42** | $ 5.06 | $ 4.23 | $ 4.08 | $ 3.48 |
| Diluted earnings per common share | **$ 5.29** | $ 4.98 | $ 4.16 | $ 3.93 | $ 3.24 |
| Basic weighted average common shares outstanding | **103.0** | 107.4 | 109.7 | 116.8 | 124.1 |
| Diluted weighted average common shares outstanding | **105.4** | 109.1 | 111.8 | 121.3 | 134.7 |
| **Balance Sheet Data:** | | | | | |
| Cash and cash equivalents, and short-term investments | **$ 230.7** | $ 148.5 | $ 219.7 | $ 166.3 | $ 186.9 |
| Goodwill and intangible assets, net | **4,275.4** | 3,239.3 | 2,994.8 | 2,252.9 | 2,094.2 |
| Total assets | **6,187.8** | 4,837.8 | 4,669.5 | 4,368.2 | 4,000.8 |
| Long-term obligations[(g)] | **2,188.4** | 1,394.4 | 1,721.3 | 1,667.0 | 1,157.4 |
| Total shareholders' equity | **2,466.3** | 2,106.1 | 1,688.3 | 1,725.3 | 1,977.1 |

(a) During 2010, the Company recorded net restructuring charges of $5.8 primarily related to work force reductions and the closing of redundant and underutilized facilities. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff Medical Laboratories, Inc. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

The Company also incurred $7.0 of financing commitment fees (included in interest expense for the year ended December 31, 2010) in connection with the acquisition of Genzyme Genetics.

# Selected Financial Data *(continued)*

(b) During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities.
In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). As a result of the changes to the Company Plan and PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. In addition, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state income tax issues under audit, as well as the realization of foreign tax credits.
In connection with the Monogram Biosciences, Inc. acquisition, the Company incurred $2.7 in transaction fees and expenses in the third quarter of 2009.

(c) During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.
In the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company. In addition, the Company recorded a $7.1 favorable adjustment to its fourth quarter tax provision relating to tax treaty changes adopted by the United States and Canada.
During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the announced retirement of the Company's Executive Vice President of Corporate Affairs, effective December 31, 2008.
In the second quarter of 2008, the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and recent acquisitions on the collectibility of accounts receivable balances.

(d) During 2007, the Company recorded net restructuring charges of $50.6 related to reductions in work force and consolidation of redundant and underutilized facilities.

(e) Effective January 1, 2006, the Company adopted authoritative guidance in connection with share-based payments, which requires the Company to measure the cost of employee services received in exchange for all equity awards granted, based on the fair market value of the award as of the grant date. As a result of adopting the guidance, the Company recorded approximately $23.3 in stock compensation expense relating to its stock option and employee stock purchase plans for the year ended December 31, 2006. Net earnings for the year ended December 31, 2006, were reduced by $13.9, net of tax.

(f) During the second half of 2006, the Company recorded charges of approximately $12.3, primarily related to the acceleration of the recognition of stock compensation due to the announced retirement of the Company's Chief Executive Officer, effective December 31, 2006. The Company also recorded net restructuring charges of $1.0 in the third quarter of 2006, relating to certain expense-reduction initiatives undertaken across the Company's corporate and divisional operations.

(g) Long-term obligations primarily include the Company's zero-coupon convertible subordinated notes, 5½% senior notes due 2013, 5⅝% senior notes due 2015, 3.125% senior notes due 2016, 4.625% senior notes due 2020, term loan, revolving credit facility and other long-term obligations. The accreted balance of the zero-coupon convertible subordinated notes was $286.7, $292.2, $573.5, $564.4, and $554.4, at December 31, 2010, 2009, 2008, 2007 and 2006, respectively. The balance of the 5½% senior notes, including principal and unamortized portion of a deferred gain on an interest rate swap agreement, was $350.9, $351.3, $351.7, $352.2, and $352.6, at December 31, 2010, 2009, 2008, 2007, and 2006, respectively. The principal balance of the 5⅝% senior notes was $250.0 at December 31, 2010, 2009, 2008, 2007 and 2006. The principal balance of the 3.125% senior notes was $325.0 at December 31, 2010 and $0 for all other years presented. The principal balance of the 4.625% senior notes was $600.0 at December 31, 2010 and $0 for all other years presented. The term loan was $375.0, $425.0, $475.0, $500.0 and $0 at December 31, 2010, 2009, 2008, 2007 and 2006, respectively. The revolving credit facility was $75.0 and $70.8 at December 31, 2009 and 2008, respectively, and $0 for all other years presented. The remainder of other long-term obligations consisted primarily of mortgages payable with balances of $0.8, $0.9, $0.3, $0.4, and $0.4, at December 31, 2010, 2009, 2008, 2007, and 2006, respectively. Long-term obligations exclude amounts due to affiliates.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## General

During 2010, the Company continued to strengthen its financial performance through pricing discipline, continued growth of its esoteric testing, outcome improvement and companion diagnostics offerings, and expense control.

On December 1, 2010, the Company acquired Genzyme Genetics, a business unit of Genzyme Corporation, for approximately $925.2 in cash (net of cash acquired). The Genzyme Genetics acquisition was made to expand the Company's capabilities in reproductive, genetic, hematology-oncology and clinical trials central laboratory testing, to enhance the Company's esoteric testing capabilities and to advance the Company's personalized medicine strategy.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 bridge term loan credit agreement. The Company replaced and terminated the bridge term loan credit agreement in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. As of December 31, 2010 the Company incurred $7.0 of financing commitment fees, which is included in interest expense for the year ended December 31, 2010.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff Medical Laboratories, Inc. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

Due to the normal post-acquisition enrollment process for government payers and contract assignment process for managed care payers, the Company will experience delays in billing for services rendered by Genzyme Genetics. Cash collections, receivable agings and DSO in the first quarter of 2011 will be negatively impacted by these delays. The Company expects the delays to be resolved in due course and the related billings and collections will be brought up-to-date during the second quarter of 2011. The acquisition of Genzyme Genetics is expected to be approximately $0.25 to $0.35 dilutive to the Company's earnings per share in 2011.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enabled the holders of the noncontrolling interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. In December 2009, the Company received notification from the holders of the noncontrolling interest in the Ontario joint venture that they intended to put their remaining partnership units to the Company in accordance with the terms of the joint venture's partnership agreement. These units were acquired on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity. Upon the completion of these two transactions, the Company's financial ownership percentage in the joint venture partnership remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario joint venture was amended and restated with substantially the same terms as the previous agreement. The contractual value of these puts, in excess of the current noncontrolling interest of $25.2, totaled $143.5 at December 31, 2010. At December 31, 2010, $148.1 has been classified as a current liability in the Company's consolidated balance sheet as the noncontrolling interest that acquired these units has the ability to put its units in the partnership to the Company on December 31, 2011.

Effective January 1, 2007, the Company commenced its successful implementation of its ten-year agreement with United Healthcare Insurance Company ("UnitedHealthcare") and became its exclusive national laboratory provider. During the first three years of the ten-year agreement, the Company

# Management's Discussion and Analysis of Financial Condition and Results of Operations

committed to reimburse UnitedHealthcare up to $200.0 for transition costs related to developing expanded networks in defined markets during the first three years of the agreement. At the end of the reimbursement period, approximately $119.6 of such transition payments have been billed to the Company by UnitedHealthcare and approximately $119.6 has been remitted by the Company. UnitedHealthcare has indicated that there will be no further billings. The Company is amortizing the total transition costs over the life of the contract.

### Seasonality

The majority of the Company's testing volume is dependent on patient visits to doctor's offices and other providers of health care. Volume of testing generally declines during the year-end holiday periods and other major holidays. In addition, volume declines due to inclement weather may reduce net revenues and cash flows. Therefore, comparison of the results of successive quarters may not accurately reflect trends or results for the full year.

### Results of Operations

(amounts in millions except Revenue Per Requisition info)

### Years Ended December 31, 2010, 2009, and 2008

Operating results for the year ended December 31, 2010 were negatively impacted by severe winter weather primarily in the eastern and middle sections of the country during the first quarter of 2010. The Company's testing facilities were not damaged by the severe winter weather; however, specimen volume was negatively impacted due to patients' inability to visit doctors' offices and PSCs – the sources of the majority of testing volume. During the year ended December 31, 2010 inclement weather had an impact on the Company's results, reducing volumes by an estimated 0.3%, and revenue by an estimated $23.0.

**Net Sales**

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 |
| **Net sales** | | | | | |
| Routine Testing | **$2,995.4** | $2,845.6 | $2,777.9 | **5.3%** | 2.4% |
| Genomic and Esoteric Testing | **1,728.5** | 1,601.6 | 1,478.3 | **7.9%** | 8.3% |
| Ontario, Canada | **280.0** | 247.5 | 249.0 | **13.1%** | (0.6)% |
| Total | **$5,003.9** | $4,694.7 | $4,505.2 | **6.6%** | 4.2% |

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 |
| **Volume** | | | | | |
| Routine Testing | **83.3** | 84.6 | 86.0 | **(1.6)%** | (1.6)% |
| Genomic and Esoteric Testing | **27.2** | 25.8 | 23.7 | **5.7%** | 8.9% |
| Ontario, Canada | **9.1** | 9.1 | 8.0 | **0.4%** | 12.9% |
| Total | **119.6** | 119.5 | 117.7 | **0.1%** | 1.5% |

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 |
| **Revenue Per Requisition** | | | | | |
| Routine Testing | **$ 35.96** | $ 33.62 | $32.30 | **7.0%** | 4.1% |
| Genomic and Esoteric Testing | **$ 63.48** | $ 62.14 | $62.49 | **2.2%** | (0.6)% |
| Ontario, Canada | **$ 30.68** | $ 27.24 | $30.92 | **12.6%** | (11.9)% |
| Total | **$ 41.82** | $ 39.29 | $38.28 | **6.4%** | 2.6% |

The increase in net sales for the three years ended December 31, 2010 has been driven primarily by growth in the Company's managed care business, increased revenue from third parties (Medicare and Medicaid), the Company's continued shift in test mix to higher-priced genomic and esoteric tests, growth in revenue per requisition in the Company's routine testing and the impact of acquisitions. Managed care and third party revenue as a percentage of net sales increased from 59.7% in 2008 to 61.5% in 2010. Genomic and esoteric testing volume as a percentage of total volume increased from 20.1% in 2008 to 22.8% in 2010. The continuing impact of government contracts terminated during 2009 reduced routine testing volume by 1.8% for the year ended December 31, 2010. Revenue per requisition growth was impacted by lost contracts and the recognition of deferred revenue resulting from an amendment to a customer contract, which together improved revenue per requisition by approximately 1.6% in 2010. During the fourth quarter of 2008, the Company recorded a $7.5 cumulative revenue adjustment relating to certain historic overpayments made by Medicare for claims submitted by a subsidiary of the Company that was acquired in 2005. Net sales of the Ontario joint venture were $280.0, $247.5 and $249.0 for the twelve months ended December 31, 2010, 2009 and 2008, respectively, an increase of $32.5 or 13.1% in 2010 and a decrease of $1.5 or 0.6% in 2009. Net sales for the Ontario joint venture were impacted by a weaker U.S. dollar in 2010 and a stronger U.S. dollar in 2009. In Canadian dollars, net sales of the Ontario joint venture increased by CN$7.2 or 2.6% in 2010 and CN$16.9 or 6.4% in 2009.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Cost of Sales

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 |
| Cost of sales | $2,906.1 | $2,723.8 | $2,631.4 | 6.7% | 3.5% |
| Cost of sales as a % of sales | 58.1% | 58.0% | 58.4% | | |

Cost of sales (primarily laboratory and distribution costs) has increased over the three year period ended December 31, 2010 primarily due to increases in labor, growth in the Company's Managed Care and third party (Medicare and Medicaid) business, the continued shift in test mix to higher cost genomic and esoteric testing and the impact of acquisitions. As a percentage of sales, cost of sales has decreased during the three year period ended December 31, 2010 from 58.4% in 2008 to 58.1% in 2010. Cost of sales as a percentage of net sales was comparable for 2010 and 2009. The Company's improved efficiency resulting from lab and PSC automation was offset by lower margins on recently acquired operations that have not been fully integrated into the Company's operating cost structure as of December 31, 2010. The percentage of cost of sales was maintained even though the Company experienced the loss of revenue as a result of the severe winter weather during the first quarter of 2010. The decrease in cost of sales from 2008 to 2009 as a percentage of net sales was primarily due to operating efficiencies and effective expense controls coupled with the growth of revenue per requisition. Labor and testing supplies comprise over 75% of the Company's cost of sales.

### Selling, General and Adminstrative Expenses

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 |
| Selling, general and administrative expenses | $1,034.3 | $ 958.9 | $ 935.1 | 7.9% | 2.5% |
| SG&A as a % of sales | 20.7% | 20.4% | 20.8% | | |

Total selling, general and administrative expenses ("SG&A") as a percentage of sales over the three year period ended December 31, 2010 have ranged from 20.4% to 20.8%. Bad debt expense decreased to 4.8% of net sales in 2010 as compared with 5.3% and 6.2% in 2009 and 2008, respectively. The lower bad debt expense as a percentage of net sales in 2010 and 2009 is primarily due to improved collection trends resulting from process improvement programs within the Company's billing department and field operations. The higher level of bad debt expense in 2008 was primarily due to the increase in the second quarter of 2008 of $45.0 in the Company's provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased in 2008 due to the impact of the economy, higher patient deductibles and copayments, and acquisitions on the collectibility of accounts receivable balances.

The increase in SG&A as a percentage of net sales in 2010 as compared with 2009 is primarily due to acquisition related transaction costs of $25.7 in 2010, expenses from recently acquired operations that have not been fully integrated into the Company's operating cost structure as of December 31, 2010 and the loss of revenue as a result of the severe winter weather experienced during the first quarter of 2010. In 2009, SG&A included Monogram's incremental SG&A beginning in August 2009 and acquisition related costs of $2.7 in connection with the Monogram acquisition. As a result of changes to the Company's defined benefit retirement plan and its PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. During the fourth quarter of 2008, the Company recorded charges of $3.7 related to the acceleration of the recognition of stock compensation and certain defined benefit plan obligations due to the retirement of the Company's Executive Vice President of Corporate Affairs which was effective December 31, 2008.

### Amortization of Intangibles and Other Assets

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 |
| Amortization of intangibles and other assets | $ 72.7 | $ 62.6 | $ 57.9 | 16.1% | 8.1% |

The increase in amortization of intangibles and other assets over the three year period ended December 31, 2010 primarily reflects certain acquisitions closed during 2010 and 2009.

### Restructuring and Other Special Charges

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Restructuring and other special charges | $12.0 | $ 13.5 | $ 37.9 |

During 2010, the Company recorded net restructuring charges of $5.8 primarily related to work force reductions and the closing of redundant and underutilized facilities. The majority of these costs related to severance and other employee costs

# Management's Discussion and Analysis of Financial Condition and Results of Operations

and contractual obligations associated with leased facilities and other facility related costs. Of this amount, $8.0 related to severance and other employee costs in connection with certain work force reductions and $3.1 related to contractual obligations associated with leased facilities and other facility related costs. These restructuring initiatives are expected to provide annualized cost savings of approximately $34.7. The Company also reduced its prior restructuring accruals by $5.3, comprised of $4.7 of previously recorded facility costs and $0.6 of employee severance benefits as a result of changes in cost estimates on the restructuring initiatives. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities. The majority of these costs related to severance and other employee costs and contractual obligations associated with leased facilities and other facility related costs. Of this amount, $10.5 related to severance and other employee costs for employees primarily in the affected facilities, and $12.5 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $9.5, comprised of $7.3 of previously recorded facility costs and $2.2 of employee severance benefits as a result of incurring less cost than planned on those restructuring initiatives primarily resulting from favorable settlements on lease buyouts and severance payments that were not required to achieve the planned reduction in work force.

During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. Of this amount, $20.9 related to severance and other employee costs in connection with the general work force reductions and $13.4 related to contractual obligations associated with leased facilities and equipment. The Company also recorded a credit of $1.9, comprised of $1.2 of previously recorded facility costs and $0.7 of employee severance benefits relating to changes in cost estimates accrued in prior periods.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

### Interest Expense

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 |
| Interest expense | **$ 70.0** | $ 62.9 | $ 72.0 | **11.3%** | (12.6)% |

The increase in interest expense for 2010 as compared to 2009 was primarily due to the Company incurring $7.0 of bridge financing fees related to the acquisition of Genzyme Genetics and interest incurred since November 2010 on proceeds from the senior notes offerings of $925.0. Other interest related costs decreased due to lower average borrowings outstanding in 2010 as compared with 2009 primarily due to principal payments on the Term Loan Facility. The decrease in interest expense for 2009 as compared to 2008 was primarily driven by lower average borrowings outstanding in 2009 due to principal payments on the Term Loan Facility and the redemption of approximately 50% of the zero-coupon subordinated notes in the second quarter of 2009. Also, the Company's zero-coupon subordinated notes did not accrue contingent cash interest for the period March 12, 2009 through December 31, 2009.

### Equity Method Income

| | Years Ended December 31, | | | % Change | |
|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 |
| Equity method income | **$ 10.6** | $ 13.8 | $ 14.4 | **(23.2)%** | (4.2)% |

Equity method income represents the Company's ownership share in joint venture partnerships along with stock investments in other companies in the clinical diagnostic industry. The decrease in income since 2008 is primarily due to the Company's share of losses in the Cincinnati, Ohio joint venture and the Canada, China and Western Europe equity method investment.

### Income Tax Expense

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| Income tax expense | **$344.0** | $329.0 | $307.9 |
| Income tax expense as a % of income before tax | **37.6%** | 37.2% | 39.2% |

The effective tax rate for 2010 was favorably impacted by a benefit relating to the net decrease in unrecognized income tax benefits. The effective tax rate for 2009 was favorably impacted by adjustments of $21.5 relating to the resolution of certain state tax issues under audit, as well as the realization of foreign tax credits.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

**Liquidity, Capital Resources and Financial Position**

The Company's strong cash-generating capability and financial condition typically have provided ready access to capital markets. The Company's principal source of liquidity is operating cash flow, supplemented by proceeds from debt offerings. This cash-generating capability is one of the Company's fundamental strengths and provides substantial financial flexibility in meeting operating, investing and financing needs. The Company's senior unsecured credit facilities are further discussed in "Note 11 to Consolidated Financial Statements."

**Operating Activities**

In 2010, the Company's operations provided $883.6 of cash, net of $16.8 in transition payments to UnitedHealthcare, reflecting the Company's solid business results. The increase in the Company's cash flow from operations primarily resulted from lower transition payments to UnitedHealthcare. The Company continued to focus on efforts to increase cash collections from all payers and to generate on-going improvements to the claim submission processes.

The Company made contributions to the defined benefit retirement plan ("Company Plan") of $0.0, $54.8 and $0.0 in 2010, 2009 and 2008, respectively. In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which has been discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC is non-forfeitable and vests immediately. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service. Non-elective and discretionary contributions are approximately $25.4 higher in 2010 than the Company's contributions to its 401K Plan in 2009.

Projected pension expense for the Company Plan and PEP is expected to decrease from $9.6 in 2010 to $8.9 in 2011. In addition, the Company does not plan to make contributions to the Company Plan during 2011. See "Note 16 to the Consolidated Financial Statements" for a further discussion of the Company's pension and postretirement plans.

**Investing Activities**

Capital expenditures were $126.1, $114.7 and $156.7 for 2010, 2009 and 2008, respectively. The Company expects capital expenditures of approximately $140.0 to $150.0 in 2011. The Company will continue to make important investments in its business, including information technology. Such expenditures are expected to be funded by cash flow from operations, as well as borrowings under the Company's revolving credit facilities as needed.

The Company remains committed to growing its business through strategic acquisitions and licensing agreements. The Company has invested a total of $1,738.7 over the past three years in strategic business acquisitions. These acquisitions have helped strengthen the Company's geographic presence along with expanding capabilities in the specialty testing operations. The Company believes the acquisition market remains attractive with a number of opportunities to strengthen its scientific capabilities, grow esoteric testing capabilities and increase presence in key geographic areas.

The Company has invested a total of $50.6 over the past three years in licensing new testing technologies (including approximately $49.4 estimated fair market value of technology acquired in certain acquisitions in 2010 and 2009) and had $69.0 net book value of capitalized patents, licenses and technology at December 31, 2010. While the Company continues to believe its strategy of entering into licensing and technology distribution agreements with the developers of leading-edge technologies will provide future growth in revenues, there are certain risks associated with these investments. These risks include, but are not limited to, the failure of the licensed technology to gain broad acceptance in the marketplace and/or that insurance companies, managed care organizations, or Medicare and Medicaid will not approve reimbursement for these tests at a level commensurate with the costs of running the tests. Any or all of these circumstances could result in impairment in the value of the related capitalized licensing costs.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Financing Activities

On October 26, 2007, the Company entered into senior unsecured credit facilities totaling $1,000.0. The credit facilities consist of a five-year Revolving Facility in the principal amount of $500.0 and a five-year, $500.0 Term Loan Facility. The balances outstanding on the Company's Term Loan Facility at December 31, 2010 and 2009 were $375.0 and $425.0, respectively. The balances outstanding on the Company's Revolving Facility at December 31, 2010 and 2009 were $0.0 and $75.0, respectively. The senior unsecured credit facilities bear interest at varying rates based upon LIBOR plus a percentage based on the Company's credit rating with Standard & Poor's Ratings Services.

The senior credit facilities contain certain debt covenants, which require that the Company maintain a leverage ratio of no more than 2.5 to 1.0 and an interest coverage ratio of at least 5.0 to 1.0. Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). The credit agreement allows payment of dividends provided that the Company is not in default (as defined in the agreement) and its leverage ratio is less than 2.0 to 1.0. The Company is in compliance with all covenants at December 31, 2010.

On March 31, 2008, the Company entered into a three-year interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan. On a quarterly basis under the swap, the Company pays a fixed rate of interest (2.92%) and receives a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheets and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income (loss), net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $2.4 and $10.6 at December 31, 2010 and 2009, respectively, and is included in other liabilities in the consolidated balance sheets.

As of December 31, 2010, the interest rates on the Term Loan Facility and the Revolving Facility were 3.67% and 0.61%, respectively.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 Bridge Term Loan Credit Agreement, among the Company, the lenders named therein and Citibank, N.A., as administrative agent (the "Bridge Facility"). The Company replaced and terminated the Bridge Facility in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. Beginning on May 15, 2011, interest on the Senior Notes due 2016 and 2020 is payable semi-annually on May 15 and November 15. On December 1, 2010, the acquisition of Genzyme Genetics was funded by the proceeds from the issuance of these Notes ($915.4) and with cash on hand.

During 2010, the Company repurchased $337.5 of stock representing 4.5 shares. As of December 31, 2010, the Company had outstanding authorization from the Board of Directors to purchase approximately $234.3 of Company common stock. During January 2011, the Company completed its repurchase authorization, representing approximately 2.6 shares of its common stock. On February 10, 2011, the Company announced the Board of Directors authorized the purchase of $500.0 of additional shares of the Company's common stock.

During the second quarter of 2009, the Company redeemed approximately $369.5 principal amount at maturity of its zero-coupon subordinated notes, equaling approximately 50% of the principal amount at maturity outstanding of the zero-coupon subordinated notes. The total cash used for these redemptions was $289.4. As a result of certain holders of the zero-coupon subordinated notes electing to convert their notes, the Company also issued 0.4 additional shares of common stock and reversed approximately $11.3 of deferred tax liability to reflect the tax benefit realized upon issuance of these shares.

### Credit Ratings

The Company's debt ratings of Baa2 from Moody's and BBB+ from Standard and Poor's contribute to its ability to access capital markets.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Contractual Cash Obligations

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | 2011 | 2012-2013 | 2014-2015 | 2016 and thereafter |
| Operating lease obligations | $ 480.8 | $145.5 | $184.1 | $ 78.7 | $ 72.5 |
| Contingent future licensing payments[(a)] | 74.8 | 7.7 | 18.0 | 26.9 | 22.2 |
| Minimum royalty payments | 21.9 | 2.4 | 5.9 | 6.6 | 7.0 |
| Zero-coupon subordinated notes[(b)] | 286.7 | 286.7 | – | – | – |
| Scheduled interest payments on Senior Notes | 451.8 | 71.2 | 132.8 | 104.0 | 143.8 |
| Term loan and revolving credit facility | 375.0 | 75.0 | 300.0 | – | – |
| Long-term debt, other than term loan, revolving credit facility and zero-coupon subordinated notes | 1,526.7 | – | 351.7 | 250.0 | 925.0 |
| Total contractual cash obligations[(c)(d)] | $3,217.7 | $588.5 | $992.5 | $466.2 | $1,170.5 |

(a) Contingent future licensing payments will be made if certain events take place, such as the launch of a specific test, the transfer of certain technology, and when specified revenue milestones are met.

(b) Holders of the zero-coupon subordinated notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2011 at $819.54 per note ($290.6 in the aggregate). Should the holders put the notes to the Company on that date, the Company believes that it will be able to satisfy this contingent obligation with cash on hand, borrowings on the revolving credit facility, and additional financing if necessary. As announced by the Company on January 3, 2011, holders of the zero-coupon subordinated notes may choose to convert their notes during the first quarter of 2011 subject to terms as defined in the note agreement. See "Note 11 to Consolidated Financial Statements" for further information regarding the Company's zero-coupon subordinated notes.

(c) The table does not include obligations under the Company's pension and postretirement benefit plans, which are included in "Note 16 to Consolidated Financial Statements." Benefits under the Company's postretirement medical plan are made when claims are submitted for payment, the timing of which is not practicable to estimate.

(d) The table does not include the Company's reserves for unrecognized tax benefits. The Company had a $65.8 and $73.7 reserve for unrecognized tax benefits, including interest and penalties, at December 31, 2010 and 2009, respectively, which is included in "Note 13 to Consolidated Financial Statements." Substantially all of these tax reserves are classified in other long-term liabilities in the Company's Consolidated Balance Sheets at December 31, 2010 and 2009.

### Off-Balance Sheet Arrangements

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off balance sheet financing other than normal operating leases.

### Other Commercial Commitments

At December 31, 2010, the Company provided letters of credit aggregating approximately $37.4, primarily in connection with certain insurance programs. Letters of credit provided by the Company are secured by the Company's senior credit facilities and are renewed annually, around mid-year.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. Based upon the amended terms of this agreement, the Company began including the consolidated operating results, financial position and cash flows of the Ontario joint venture in the Company's consolidated financial statements on January 1, 2008. The amended joint venture's partnership agreement also enabled the holders of the noncontrolling interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying noncontrolling interest was recorded as additional noncontrolling interest liability and as a reduction to additional paid-in capital in the consolidated financial statements.

In December 2009, the Company received notification from the holders of the noncontrolling interest in the Ontario joint venture that they intended to put their remaining partnership units to the Company in accordance with the terms of the joint venture's partnership agreement. These units were acquired on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity. Upon the completion of these two transactions, the Company's financial ownership percentage in the joint venture partnership remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario joint venture was amended and restated with substantially the same terms as the previous agreement. The combined contractual value of these puts, in excess of the current noncontrolling interest of $25.2, totals $143.5 at December 31, 2010. At December 31, 2010, $148.1 has

# Management's Discussion and Analysis of Financial Condition and Results of Operations

been classified as a current liability in the Company's consolidated balance sheet as the noncontrolling interest that acquired these units has the ability to put its units in the partnership to the Company on December 31, 2011.

At December 31, 2010, the Company was a guarantor on approximately $1.6 of equipment leases. These leases were entered into by a joint venture in which the Company owns a 50% interest and have a remaining term of approximately two years.

Based on current and projected levels of operations, coupled with availability under its senior credit facilities, the Company believes it has sufficient liquidity to meet both its anticipated short-term and long-term cash needs; however, the Company continually reassesses its liquidity position in light of market conditions and other relevant factors.

**New Accounting Pronouncements**

In June 2009, the FASB issued authoritative guidance in connection with adding qualified special purpose entities into the scope of guidance for consolidation of variable interest entities. This literature also modifies the analysis by which a controlling interest of a variable interest entity is determined thereby requiring the controlling interest to consolidate the variable interest entity. A controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance became effective in 2010. The adoption of the authoritative guidance did not have an impact on the Company's consolidated financial statements as of and for the year ended December 31, 2010.

**Critical Accounting Policies**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. While management believes these estimates are reasonable and consistent, they are by their very nature, estimates of amounts that will depend on future events. Accordingly, actual results could differ from these estimates. The Company's Audit Committee periodically reviews the Company's significant accounting policies. The Company's critical accounting policies arise in conjunction with the following:

- Revenue recognition and allowances for doubtful accounts;
- Pension expense;
- Accruals for self insurance reserves; and
- Income taxes

**Revenue Recognition and Allowance for Doubtful Accounts**

Revenue is recognized for services rendered when the testing process is complete and test results are reported to the ordering physician. The Company's sales are generally billed to three types of payers – clients, patients and third parties such as managed care companies, Medicare and Medicaid. For clients, sales are recorded on a fee-for-service basis at the Company's client list price, less any negotiated discount. Patient sales are recorded at the Company's patient fee schedule, net of any discounts negotiated with physicians on behalf of their patients. The Company bills third-party payers in two ways – fee-for-service and capitated agreements. Fee-for-service third-party payers are billed at the Company's patient fee schedule amount, and third-party revenue is recorded net of contractual discounts. These discounts are recorded at the transaction level at the time of sale based on a fee schedule that is maintained for each third-party payer. The majority of the Company's third-party sales are recorded using an actual or contracted fee schedule at the time of sale. For the remaining third-party sales, estimated fee schedules are maintained for each payer. Adjustments to the estimated payment amounts are recorded at the time of final collection and settlement of each transaction as an adjustment to revenue. These adjustments are not material to the Company's results of operations in any period presented. The Company periodically adjusts these estimated fee schedules based upon historical payment trends. Under capitated agreements with managed care companies, the Company recognizes revenue based on a negotiated monthly contractual rate for each member of the managed care plan regardless of the number or cost of services performed.

The Company has a formal process to estimate and review the collectibility of its receivables based on the period of time they have been outstanding. Bad debt expense is recorded within selling, general and administrative expenses as a percentage of sales considered necessary to maintain the allowance for

# Management's Discussion and Analysis of Financial Condition and Results of Operations

doubtful accounts at an appropriate level. The Company's process for determining the appropriate level of the allowance for doubtful accounts involves judgment, and considers such factors as the age of the underlying receivables, historical and projected collection experience, and other external factors that could affect the collectibility of its receivables. Accounts are written off against the allowance for doubtful accounts based on the Company's write-off policy (e.g., when they are deemed to be uncollectible). In the determination of the appropriate level of the allowance, accounts are progressively reserved based on the historical timing of cash collections relative to their respective aging categories within the Company's receivables. These collection and reserve processes, along with the close monitoring of the billing process, help reduce the risks of material revisions to reserve estimates resulting from adverse changes in collection or reimbursement experience. The following table presents the percentage of the Company's net accounts receivable outstanding by aging category at December 31, 2010 and 2009:

| Days Outstanding | 2010 | 2009 |
|---|---|---|
| 0 – 30 | 51.1% | 47.7% |
| 31 – 60 | 17.5% | 16.8% |
| 61 – 90 | 9.7% | 10.5% |
| 91 – 120 | 7.2% | 6.8% |
| 121 – 150 | 4.0% | 4.4% |
| 151 – 180 | 3.7% | 4.0% |
| 181 – 270 | 5.8% | 7.8% |
| 271 – 360 | 0.9% | 1.7% |
| Over 360 | 0.1% | 0.3% |

The above table excludes the Ontario operation's percentage of net accounts receivable outstanding by aging category. The provincial government is the primary customer of the Ontario operation. The Company believes that including the aging for Ontario would not be representative of the majority of the accounts receivable by aging category for the Company.

### Pension Expense

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the Company Plan and the PEP. Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service.

The Company Plan covers substantially all employees hired prior to December 31, 2009. The benefits to be paid under the Company Plan are based on years of credited service through December 31, 2009, interest credits and average compensation. The Company also has the PEP which covers its senior management group. Prior to 2010, the PEP provided for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation.

The Company's net pension cost is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in accounting for the defined benefit retirement plans were a 5.1% discount rate and a 7.5% expected long-term rate of return on plan assets as of December 31, 2010.

#### Discount Rate

The Company evaluates several approaches toward setting the discount rate assumption that is used to value the benefit obligations of its retirement plans. At year-end, priority was given to use of the Citigroup Pension Discount Curve and anticipated cash outflows of each retirement plan were discounted with the spot yields from the Citigroup Pension Discount Curve. A single-effective discount rate assumption was then determined for each retirement plan based on this analysis. A one percentage point decrease or increase in the discount rate would have resulted in a respective increase or decrease in 2010 retirement plan expense of $1.5.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

### Return on Plan Assets

In establishing its expected return on plan assets assumption, the Company reviews its asset allocation and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point increase or decrease in the expected return on plan assets would have resulted in a corresponding change in 2010 pension expense of $2.5.

Net pension cost for 2010 was $9.6 as compared with $36.6 in 2009 (including the impact of the $2.8 non-recurring net curtailment charge). The decrease in pension expense in 2010 was due to the changes to the Company Plan and PEP. Projected pension expense for the Company Plan and the PEP is expected to decrease from $9.6 in 2010 to $8.9 in 2011.

Further information on the Company's defined benefit retirement plan is provided in Note 16 to the consolidated financial statements.

## Accruals for Self-Insurance Reserves

Accruals for self-insurance reserves (including workers' compensation, auto and employee medical) are determined based on a number of assumptions and factors, including historical payment trends and claims history, actuarial assumptions and current and estimated future economic conditions. These estimated liabilities are not discounted.

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company maintains excess insurance which limits the Company's maximum exposure on individual claims. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on a number of assumptions and factors for known and incurred but not reported claims based on an actuarial assessment of the accrual driven by frequency and amount of claims.

If actual trends differ from these estimates, the financial results could be impacted. Historical trends have not differed materially from these estimates.

## Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

## Forward-Looking Statements

The Company has made in this report, and from time to time may otherwise make in its public filings, press releases and discussions by Company management, forward-looking statements concerning the Company's operations, performance and financial condition, as well as its strategic objectives. Some of these forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", or "anticipates" or the negative of those words or other comparable terminology. Such forward-looking statements are subject to various risks and uncertainties and the Company claims the protection afforded by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those currently anticipated due to a number of factors in addition to those discussed elsewhere herein and in the Company's

# Management's Discussion and Analysis of Financial Condition and Results of Operations

other public filings, press releases and discussions with Company management, including:

1. changes in federal, state, local and third party payer regulations or policies or other future reforms in the health care system (or in the interpretation of current regulations), new insurance or payment systems, including state or regional insurance cooperatives, new public insurance programs or a single-payer system, affecting governmental and third-party coverage or reimbursement for clinical laboratory testing;
2. adverse results from investigations or audits of clinical laboratories by the government, which may include significant monetary damages, refunds and/or exclusion from the Medicare and Medicaid programs;
3. loss or suspension of a license or imposition of a fine or penalties under, or future changes in, or interpretations of, the law or regulations of the Clinical Laboratory Improvement Act of 1967, and the Clinical Laboratory Improvement Amendments of 1988, or those of Medicare, Medicaid, the False Claims Act or other federal, state or local agencies;
4. failure to comply with the Federal Occupational Safety and Health Administration requirements and the Needlestick Safety and Prevention Act, which may result in penalties and loss of licensure;
5. failure to comply with HIPAA, including changes to federal and state privacy and security obligations and changes to HIPAA, including those changes included within HITECH and any subsequent amendments, which could result in increased costs, denial of claims and/or significant penalties;
6. failure to maintain the security of customer-related information or compliance with security requirements could damage the Company's reputation with customers, cause it to incur substantial additional costs and become subject to litigation;
7. failure of the Company, third party payers or physicians to comply with Version 5010 Transactions by January 1, 2012 or the ICD-10-CM Code Set issued by the Department of Health and Human Services and effective for claims submitted as of October 1, 2013;
8. increased competition, including competition from companies that do not comply with existing laws or regulations or otherwise disregard compliance standards in the industry;
9. increased price competition, competitive bidding for laboratory tests and/or changes or reductions to fee schedules;
10. changes in payer mix, including an increase in capitated reimbursement mechanisms or the impact of a shift to consumer-driven health plans;
11. failure to obtain and retain new customers and alliance partners, or a reduction in tests ordered or specimens submitted by existing customers;
12. failure to retain or attract managed care business as a result of changes in business models, including new risk based or network approaches, or other changes in strategy or business models by managed care companies;
13. failure to effectively integrate and/or manage newly acquired businesses, including Genzyme Genetics, and the cost related to such integrations;
14. the effects of the acquisition of Genzyme Genetics on the Company's cash position and levels of indebtedness;
15. adverse results in litigation matters;
16. inability to attract and retain experienced and qualified personnel;
17. failure to maintain the Company's days sales outstanding and/or bad debt expense levels;
18. decrease in the Company's credit ratings by Standard & Poor's and/or Moody's;
19. discontinuation or recalls of existing testing products;
20. failure to develop or acquire licenses for new or improved technologies, or if customers use new technologies to perform their own tests;
21. inability to commercialize newly licensed tests or technologies or to obtain appropriate coverage or reimbursement for such tests, which could result in impairment in the value of certain capitalized licensing costs;

# Management's Discussion and Analysis of Financial Condition and Results of Operations

22. changes in government regulations or policies, including regulations and policies of the Food and Drug Administration, affecting the approval, availability of, and the selling and marketing of diagnostic tests;
23. inability to obtain and maintain adequate patent and other proprietary rights for protection of the Company's products and services and successfully enforce the Company's proprietary rights;
24. the scope, validity and enforceability of patents and other proprietary rights held by third parties which might have an impact on the Company's ability to develop, perform, or market the Company's tests or operate its business;
25. failure in the Company's information technology systems resulting in an increase in testing turnaround time or billing processes or the failure to meet future regulatory or customer information technology, data security and connectivity requirements;
26. failure of the Company's financial information systems resulting in failure to meet required financial reporting deadlines;
27. failure of the Company's disaster recovery plans to provide adequate protection against the interruption of business and/or to permit the recovery of business operations;
28. business interruption or other impact on the business due to adverse weather (including hurricanes), fires and/or other natural disasters, terrorism or other criminal acts, and/or widespread outbreak of influenza or other pandemic illness;
29. liabilities that result from the inability to comply with corporate governance requirements;
30. significant deterioration in the economy or financial markets which could negatively impact the Company's testing volumes, cash collections and the availability of credit for general liquidity or other financing needs; and
31. changes in reimbursement by foreign governments and foreign currency fluctuations.

**Quantitative and Qualitative Disclosure About Market Risk**

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes from time to time, the use of derivative financial instruments such as interest rate swap agreements. Although, as set forth below, the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments, the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1. The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2. Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

Borrowings under the Company's revolving credit facility are subject to variable interest rates, unless fixed through interest rate swaps or other agreements.

The Company's Ontario, Canada consolidated joint venture operates in Canada and, accordingly, the earnings and cash flow generated from the Ontario operation are subject to foreign currency exchange risk.

The Alberta, Canada joint venture partnership operates in Canada and remits the Company's share of partnership income in Canadian dollars. Accordingly, the cash flow received from this affiliate is subject to foreign currency exchange risk.

# Report of Management on Internal Control Over Financial Reporting

The Company excluded its wholly-owned subsidiary, Esoterix Genetic Laboratories, LLC (dba Genzyme Genetics), from its assessment of internal control over financial reporting as of December 31, 2010 because its control over this operation was acquired by the Company in a purchase business combination during 2010. The total assets and total revenues of Esoterix Genetic Laboratories, LLC (dba Genzyme Genetics) represented 15.5% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934).

The internal control over financial reporting at the Company was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control – Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, the Company's management determined that, as of December 31, 2010, the Company maintained effective internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of the Company's Board of Directors.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of the Company included in this annual report, also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 as stated in its report, which is included herein immediately preceding the Company's audited financial statements.

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Shareholders of Laboratory Corporation of America Holdings:**

In our opinion, the consolidated balance sheets and related consolidated statements of operations, changes in shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Laboratory Corporation of America Holdings and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Report of Management on Internal Controls over Financial Reporting, management has excluded Genzyme Genetics from its assessment of internal control over financial reporting as of December 31, 2010 because it was acquired by the Company in a purchase business combination during 2010. We have also excluded Genzyme Genetics from our audit of internal control over financial reporting. Genzyme Genetics is a wholly-owned subsidiary whose total assets and total revenues represent 15.5% and 0.7%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
March 1, 2011

# Consolidated Balance Sheets

| | December 31, | |
|---|---|---|
| (In Millions) | **2010** | 2009 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | **$ 230.7** | $ 148.5 |
| Accounts receivable, net of allowance for doubtful accounts of $149.2 and $173.1 at December 31, 2010 and 2009, respectively | **655.6** | 574.2 |
| Supplies inventories | **103.4** | 90.0 |
| Prepaid expenses and other | **95.7** | 80.1 |
| Deferred income taxes | **58.4** | 42.8 |
| Total current assets | **1,143.8** | 935.6 |
| Property, plant and equipment, net | **586.9** | 500.8 |
| Goodwill, net | **2,601.3** | 1,897.1 |
| Intangible assets, net | **1,674.1** | 1,342.2 |
| Joint venture partnerships and equity method investments | **78.5** | 71.4 |
| Other assets, net | **103.2** | 90.7 |
| Total assets | **$ 6,187.8** | $ 4,837.8 |
| **Liabilities And Shareholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | **$ 257.8** | $ 183.1 |
| Accrued expenses and other | **352.9** | 275.7 |
| Noncontrolling interest | **148.1** | 142.4 |
| Short-term borrowings and current portion of long-term debt | **361.7** | 417.2 |
| Total current liabilities | **1,120.5** | 1,018.4 |
| Long-term debt, less current portion | **1,826.7** | 977.2 |
| Deferred income taxes and other tax liabilities | **602.3** | 577.7 |
| Other liabilities | **151.4** | 158.4 |
| Total liabilities | **3,700.9** | 2,731.7 |
| Commitments and contingent liabilities | **–** | – |
| Noncontrolling interest | **20.6** | – |
| Shareholders' equity | | |
| Common stock, 102.4 and 105.3 shares outstanding at December 31, 2010 and 2009, respectively | **12.2** | 12.5 |
| Additional paid-in capital | **53.9** | 36.7 |
| Retained earnings | **3,246.6** | 2,927.9 |
| Less common stock held in treasury | **(934.9)** | (932.5) |
| Accumulated other comprehensive income | **88.5** | 61.5 |
| Total shareholders' equity | **2,466.3** | 2,106.1 |
| Total liabilities and shareholders' equity | **$ 6,187.8** | $ 4,837.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Operations

| | Years Ended December 31, | | |
|---|---|---|---|
| (In Millions, Except Per Share Data) | **2010** | 2009 | 2008 |
| Net sales | **$ 5,003.9** | $ 4,694.7 | $ 4,505.2 |
| Cost of sales | **2,906.1** | 2,723.8 | 2,631.4 |
| Gross profit | **2,097.8** | 1,970.9 | 1,873.8 |
| Selling, general and administrative expenses | **1,034.3** | 958.9 | 935.1 |
| Amortization of intangibles and other assets | **72.7** | 62.6 | 57.9 |
| Restructuring and other special charges | **12.0** | 13.5 | 37.9 |
| Operating income | **978.8** | 935.9 | 842.9 |
| Other income (expenses): | | | |
| Interest expense | **(70.0)** | (62.9) | (72.0) |
| Equity method income, net | **10.6** | 13.8 | 14.4 |
| Investment income | **1.1** | 1.6 | 2.5 |
| Other, net | **(4.9)** | (3.8) | (2.1) |
| Earnings before income taxes | **915.6** | 884.6 | 785.7 |
| Provision for income taxes | **344.0** | 329.0 | 307.9 |
| Net earnings | **571.6** | 555.6 | 477.8 |
| Less: Net earnings attributable to the noncontrolling interest | **(13.4)** | (12.3) | (13.3) |
| Net earnings attributable to Laboratory Corporation of America Holdings | **$ 558.2** | $ 543.3 | $ 464.5 |
| Basic earnings per common share | **$ 5.42** | $ 5.06 | $ 4.23 |
| Diluted earnings per common share | **$ 5.29** | $ 4.98 | $ 4.16 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Changes in Shareholders' Equity

| (In Millions) | Common Stock | Additional Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|
| **Balance at December 31, 2007** | $ 13.2 | $ 460.9 | $ 2,028.3 | $(897.1) | $ 120.0 | $ 1,725.3 |
| Comprehensive earnings: | | | | | | |
| Net earnings attributable to Laboratory Corporation of America Holdings | – | – | 464.5 | – | – | 464.5 |
| Other comprehensive earnings: | | | | | | |
| Foreign currency translation adjustments | – | – | – | – | (129.6) | (129.6) |
| Interest rate swap adjustments | – | – | – | – | (13.5) | (13.5) |
| Net benefit plan adjustments | – | – | – | – | (81.0) | (81.0) |
| Tax effect of other comprehensive earnings adjustments | – | – | – | – | 87.4 | 87.4 |
| Comprehensive earnings | | | | | | 327.8 |
| Issuance of common stock under employee stock plans | 0.1 | 64.3 | – | – | – | 64.4 |
| Surrender of restricted stock awards and performance shares | – | – | – | (32.7) | – | (32.7) |
| Conversion of zero-coupon convertible debt | – | 0.1 | – | – | – | 0.1 |
| Stock compensation | – | 36.2 | – | – | – | 36.2 |
| Value of noncontrolling interest put | – | (123.0) | – | – | – | (123.0) |
| Income tax benefit from stock options exercised | – | 20.8 | – | – | – | 20.8 |
| Purchase of common stock | (0.5) | (221.9) | (108.2) | – | – | (330.6) |
| **Balance at December 31, 2008** | $ 12.8 | $ 237.4 | $ 2,384.6 | $(929.8) | $ (16.7) | $ 1,688.3 |
| Comprehensive earnings: | | | | | | |
| Net earnings attributable to Laboratory Corporation of America Holdings | – | – | 543.3 | – | – | 543.3 |
| Other comprehensive earnings: | | | | | | |
| Foreign currency translation adjustments | – | – | – | – | 93.3 | 93.3 |
| Interest rate swap adjustments | – | – | – | – | 2.9 | 2.9 |
| Net benefit plan adjustments | – | – | – | – | 31.5 | 31.5 |
| Tax effect of other comprehensive earnings adjustments | – | – | – | – | (49.5) | (49.5) |
| Comprehensive earnings | | | | | | 621.5 |
| Issuance of common stock under employee stock plans | – | 24.8 | – | – | – | 24.8 |
| Surrender of restricted stock awards | – | – | – | (2.7) | – | (2.7) |
| Conversion of zero-coupon convertible debt | 0.1 | 11.3 | – | – | – | 11.4 |
| Stock compensation | – | 36.4 | – | – | – | 36.4 |
| Income tax benefit adjustments related to stock options exercised | – | (0.1) | – | – | – | (0.1) |
| Purchase of common stock | (0.4) | (273.1) | – | – | – | (273.5) |
| **Balance at December 31, 2009** | $ 12.5 | $ 36.7 | $ 2,927.9 | $(932.5) | $ 61.5 | $ 2,106.1 |
| Comprehensive earnings: | | | | | | |
| Net earnings attributable to Laboratory Corporation of America Holdings | – | – | 558.2 | – | – | 558.2 |
| Other comprehensive earnings: | | | | | | |
| Foreign currency translation adjustments | – | – | – | – | 41.3 | 41.3 |
| Interest rate swap adjustments | – | – | – | – | 8.2 | 8.2 |
| Net benefit plan adjustments | – | – | – | – | (8.3) | (8.3) |
| Tax effect of other comprehensive earnings adjustments | – | – | – | – | (14.2) | (14.2) |
| Comprehensive earnings | | | | | | 585.2 |
| Issuance of common stock under employee stock plans | 0.2 | 83.2 | – | – | – | 83.4 |
| Surrender of restricted stock awards | – | – | – | (2.4) | – | (2.4) |
| Conversion of zero-coupon convertible debt | – | 1.1 | – | – | – | 1.1 |
| Stock compensation | – | 40.0 | – | – | – | 40.0 |
| Value of noncontrolling interest put | – | (17.2) | – | – | – | (17.2) |
| Income tax benefit from stock options exercised | – | 7.6 | – | – | – | 7.6 |
| Purchase of common stock | (0.5) | (97.5) | (239.5) | – | – | (337.5) |
| **Balance at December 31, 2010** | **$ 12.2** | **$ 53.9** | **$ 3,246.6** | **$(934.9)** | **$ 88.5** | **$ 2,466.3** |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Consolidated Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| (In Millions) | **2010** | 2009 | 2008 |
| **Cash Flows From Operating Activities:** | | | |
| Net earnings | **$ 571.6** | $ 555.6 | $ 477.8 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation and amortization | **203.6** | 195.1 | 179.7 |
| Stock compensation | **40.0** | 36.4 | 36.2 |
| Loss on sale of assets | **4.1** | 2.6 | 1.1 |
| Accreted interest on zero-coupon subordinated notes | **5.8** | 8.3 | 11.3 |
| Cumulative earnings less than (in excess of) distribution from equity method investments | **6.3** | 2.2 | (0.6) |
| Deferred income taxes | **12.9** | 9.6 | 69.6 |
| Change in assets and liabilities (net of effects of acquisitions): | | | |
| (Increase) decrease in accounts receivable (net) | **(25.3)** | 74.0 | 28.0 |
| Increase in inventories | **(5.8)** | (4.3) | (8.6) |
| (Increase) decrease in prepaid expenses and other | **(13.5)** | 5.9 | (15.1) |
| Increase in accounts payable | **50.1** | 22.8 | 15.9 |
| Increase (decrease) in accrued expenses and other | **33.8** | (45.8) | (14.4) |
| Net cash provided by operating activities | **883.6** | 862.4 | 780.9 |
| **Cash Flows From Investing Activities:** | | | |
| Capital expenditures | **(126.1)** | (114.7) | (156.7) |
| Proceeds from sale of assets | **4.8** | 0.9 | 0.5 |
| Deferred payments on acquisitions | **(4.5)** | (3.3) | (4.1) |
| Purchases of short-term investments | **–** | – | (72.8) |
| Proceeds from sale of short-term investments | **–** | – | 182.7 |
| Acquisition of licensing technology | **(0.4)** | – | (0.8) |
| Investments in equity affiliates | **(10.0)** | (4.3) | – |
| Acquisition of businesses, net of cash acquired | **(1,181.3)** | (212.6) | (344.8) |
| Net cash used for investing activities | **(1,317.5)** | (334.0) | (396.0) |
| **Cash Flows From Financing Activities:** | | | |
| Proceeds from senior notes offerings | **925.0** | – | – |
| Proceeds from revolving credit facilities | **160.0** | 4.2 | 145.2 |
| Payments on revolving credit facilities | **(235.0)** | – | (74.4) |
| Principal payments on term loan | **(50.0)** | (50.0) | (25.0) |
| Payments on zero-coupon subordinated notes | **(11.4)** | (289.4) | (2.1) |
| Payments on vendor-financed equipment | **(1.3)** | (1.5) | – |
| Increase (decrease) in bank overdraft | **–** | (5.0) | 5.0 |
| Payments on long-term debt | **(0.1)** | (0.1) | (0.1) |
| Payment of debt issuance costs | **(9.7)** | (0.1) | (0.1) |
| Proceeds from sale of interest in a consolidated subsidiary | **137.5** | – | – |
| Cash paid to acquire an interest in a consolidated subsidiary | **(137.5)** | – | – |
| Noncontrolling interest distributions | **(12.6)** | (11.3) | (14.0) |
| Excess tax benefits from stock based compensation | **5.1** | 0.5 | 16.2 |
| Net proceeds from issuance of stock to employees | **83.4** | 24.8 | 64.4 |
| Purchase of common stock | **(338.1)** | (273.0) | (333.6) |
| Net cash provided by (used for) financing activities | **515.3** | (600.9) | (218.5) |
| Effect of exchange rate changes on cash and cash equivalents | **0.8** | 1.3 | (3.1) |
| Net increase (decrease) in cash and cash equivalents | **82.2** | (71.2) | 163.3 |
| Cash and cash equivalents at beginning of period | **148.5** | 219.7 | 56.4 |
| Cash and cash equivalents at end of period | **$ 230.7** | $ 148.5 | $ 219.7 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# Notes to Consolidated Financial Statements

(Dollars and shares in millions, except per share data)

## 1. Summary of Significant Accounting Policies

### Basis of Financial Statement Presentation

Laboratory Corporation of America Holdings with its subsidiaries (the "Company") is the second largest independent clinical laboratory company in the United States based on 2010 net revenues. Through a national network of laboratories, the Company offers a broad range of testing services used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche operations based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Since its founding in 1971, the Company has grown into a network of 51 primary laboratories and over 1,700 patient service centers along with a network of branches and STAT laboratories. With over 31,000 employees, the Company processes tests on more than 440,000 patient specimens daily and provides clinical laboratory testing services in all 50 states, the District of Columbia, Puerto Rico, Belgium and three provinces in Canada. The Company operates within one reportable segment based on the way the Company manages its business.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries for which it exercises control. Long-term investments in affiliated companies in which the Company exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which the Company does not exercise significant influence (generally, when the Company has an investment of less than 20% and no representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. The Company does not have any variable interest entities or special purpose entities whose financial results are not included in the consolidated financial statements.

The financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in "Accumulated other comprehensive income."

### Revenue Recognition

Sales are recognized on the accrual basis at the time test results are reported, which approximates when services are provided. Services are provided to certain patients covered by various third-party payer programs including various managed care organizations, as well as the Medicare and Medicaid programs. Billings for services under third-party payer programs are included in sales net of allowances for contractual discounts and allowances for differences between the amounts billed and estimated program payment amounts. Adjustments to the estimated payment amounts based on final settlement with the programs are recorded upon settlement as an adjustment to revenue. In 2010, 2009 and 2008, approximately 19.4%, 19.1% and 17.7%, respectively, of the Company's revenues were derived directly from the Medicare and Medicaid programs. The Company has capitated agreements with certain managed care customers and recognizes related revenue based on a predetermined monthly contractual rate for each member of the managed care plan regardless of the number or cost of services provided by the Company. In 2010, 2009 and 2008, approximately 3.1%, 3.6% and 4.0%, respectively, of the Company's revenues were derived from such capitated agreements.

In connection with revenue arrangements with multiple deliverables, revenue is deferred until the Company can reasonably estimate when the performance obligation ceases or becomes inconsequential.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant estimates include the allowances for doubtful accounts, deferred tax assets, fair values and amortization lives for intangible assets and accruals for self-insurance reserves and pensions. The allowance for doubtful accounts is determined based on historical collections trends, the aging of accounts, current economic conditions and regulatory changes. Actual results could differ from those estimates.

# Notes to Consolidated Financial Statements

### Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The total cash balances on deposit that exceeded the balances insured by the F.D.I.C., were approximately $52.2 at December 31, 2010. Cash equivalents at December 31, 2010, totaled $177.4, which includes amounts invested in money market funds, time deposits, municipal, treasury and government funds.

Substantially all of the Company's accounts receivable are with companies in the health care industry and individuals. However, concentrations of credit risk are limited due to the number of the Company's clients as well as their dispersion across many different geographic regions.

Accounts receivable balances (gross) from Medicare and Medicaid were $125.0 and $106.4 at December 31, 2010 and 2009, respectively.

### Earnings per Share
Basic earnings per share is computed by dividing net earnings, less preferred stock dividends and accretion, by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings including the impact of dilutive adjustments by the weighted average number of common shares outstanding plus potentially dilutive shares, as if they had been issued at the earlier of the date of issuance or the beginning of the period presented. Potentially dilutive common shares result primarily from the Company's outstanding stock options, restricted stock awards, performance share awards, and shares issuable upon conversion of zero-coupon subordinated notes.

The following represents a reconciliation of basic earnings per share to diluted earnings per share:

| | 2010 | | | 2009 | | | 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Income | Shares | Per Share Amount | Income | Shares | Per Share Amount | Income | Shares | Per Share Amount |
| Basic earnings per share | $558.2 | 103.0 | $ 5.42 | $ 543.3 | 107.4 | $ 5.06 | $ 464.5 | 109.7 | $ 4.23 |
| Stock options | – | 0.6 | | – | 0.5 | | – | 0.7 | |
| Restricted stock awards and other | – | 0.3 | | – | 0.2 | | – | 0.3 | |
| Effect of convertible debt, net of tax | – | 1.5 | | – | 1.0 | | – | 1.1 | |
| Diluted earnings per share | $558.2 | 105.4 | $ 5.29 | $ 543.3 | 109.1 | $ 4.98 | $ 464.5 | 111.8 | $ 4.16 |

The following table summarizes the potential common shares not included in the computation of diluted earnings per share because their impact would have been antidilutive:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Stock options | 2.7 | 4.6 | 2.4 |

### Stock Compensation Plans
The Company measures stock compensation cost for all equity awards at fair value on the date of grant and recognizes compensation expense over the service period for awards expected to vest. The fair value of restricted stock awards and performance shares is determined based on the number of shares granted and the quoted price of the Company's common stock on grant date. Such value is recognized as expense over the service period, net of estimated forfeitures. The estimation of equity awards that will ultimately vest requires judgment and the Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. The cumulative effect on current and prior periods of a change in the estimated forfeiture rate is recognized as compensation cost in earnings in the period of the revision. Actual results and future estimates may differ substantially from the Company's current estimates.

See note 14 for assumptions used in calculating compensation expense for the Company's stock compensation plans.

### Cash Equivalents
Cash equivalents (primarily investments in money market funds, time deposits, municipal, treasury and government funds which have original maturities of three months or less at the date of purchase) are carried at cost which approximates market.

### Inventories
Inventories, consisting primarily of purchased laboratory and client supplies, are stated at the lower of cost (first-in, first-out) or market.

# Notes to Consolidated Financial Statements

### Property, Plant and Equipment

Property, plant and equipment are recorded at cost. The cost of properties held under capital leases is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation and amortization expense is computed on all classes of assets based on their estimated useful lives, as indicated below, using principally the straight-line method.

| | Years |
|---|---|
| Buildings and building improvements | 35 |
| Machinery and equipment | 3-10 |
| Furniture and fixtures | 5-10 |

Leasehold improvements and assets held under capital leases are amortized over the shorter of their estimated useful lives or the term of the related leases. Expenditures for repairs and maintenance are charged to operations as incurred. Retirements, sales and other disposals of assets are recorded by removing the cost and accumulated depreciation from the related accounts with any resulting gain or loss reflected in the consolidated statements of operations.

### Capitalized Software Costs

The Company capitalizes purchased software which is ready for service and capitalizes software development costs incurred on significant projects starting from the time that the preliminary project stage is completed and management commits to funding a project until the project is substantially complete and the software is ready for its intended use. Capitalized costs include direct material and service costs and payroll and payroll-related costs. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the underlying system, generally five years.

### Long-Lived Assets

Goodwill is evaluated for impairment by applying a fair value based test on an annual basis and more frequently if events or changes in circumstances indicate that the asset might be impaired.

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Recoverability of assets to be held and used is determined by the Company at the level for which there are identifiable cash flows by comparison of the carrying amount of the assets to future undiscounted net cash flows before interest expense and income taxes expected to be generated by the assets. Impairment, if any, is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (based on market prices in an active market or on discounted cash flows). Assets to be disposed of are reported at the lower of the carrying amount or fair value.

The Company completed an annual impairment analysis of its indefinite lived assets, including goodwill, and has found no instances of impairment as of December 31, 2010.

### Intangible Assets

Intangible assets (patents and technology, customer relationships and non-compete agreements), are amortized on a straight-line basis over the expected periods to be benefited, such as legal life for patents and technology, 10 to 25 years for customer lists and contractual lives for non-compete agreements.

### Debt Issuance Costs

The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the terms of the related debt.

### Professional Liability

The Company is self-insured (up to certain limits) for professional liability claims arising in the normal course of business, generally related to the testing and reporting of laboratory test results. The Company estimates a liability that represents the ultimate exposure for aggregate losses below those limits. The liability is discounted and is based on a number of assumptions and factors for known and incurred but not reported claims based on actuarial assessment of the accrual driven by frequency and amount of claims.

### Income Taxes

The Company accounts for income taxes utilizing the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a

# Notes to Consolidated Financial Statements

change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit, unless the Company concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that the Company believes is greater than 50% likely to be realized. The Company records interest and penalties in income tax expense.

### Derivative Financial Instruments

Interest rate swap agreements, which are currently being used by the Company in the management of interest rate exposure, are accounted for at fair value. The Company's zero-coupon subordinated notes contain two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities. The Company believes these embedded derivatives had no fair value at December 31, 2010 and 2009.

See note 18 for the Company's objectives in using derivative instruments and the effect of derivative instruments and related hedged items on the Company's financial position, financial performance and cash flows.

### Fair Value of Financial Instruments

Fair value measurements for financial assets and liabilities are determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered fair value hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3).

On January 1, 2009, the Company adopted, on a prospective basis, authoritative guidance related to fair value measurements pertaining to nonfinancial assets and liabilities that are remeasured at fair value on a non-recurring basis. This guidance established the authoritative definition of fair value, set out a framework for measuring fair value and expanded the required disclosures about fair value measurement. For more information, see note 17.

### Research and Development

The Company expenses research and development costs as incurred.

### New Accounting Pronouncements

In June 2009, the FASB issued authoritative guidance in connection with adding qualified special purpose entities into the scope of guidance for consolidation of variable interest entities. This literature also modifies the analysis by which a controlling interest of a variable interest entity is determined thereby requiring the controlling interest to consolidate the variable interest entity. A controlling interest exists if a party to a variable interest entity has both (i) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of or receive benefits from the entity that could be potentially significant to the variable interest entity. The guidance became effective in 2010. The adoption of the authoritative guidance did not have an impact on the Company's consolidated financial statements as of and for the year ended December 31, 2010.

## 2. Business Acquisitions

On December 1, 2010, the Company acquired Genzyme Genetics, a business unit of Genzyme Corporation, for approximately $925.2 in cash (net of cash acquired). The Genzyme Genetics acquisition was made to expand the Company's capabilities in reproductive, genetic, hematology-oncology and clinical trials central laboratory testing, enhance the Company's esoteric testing capabilities and advance the Company's personalized medicine strategy.

The Genzyme Genetics purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $279.6 in identifiable intangible assets (primarily customer relationships and trade name) with weighted-average useful lives of approximately 23 years; and residual amount of goodwill of approximately $537.8. Approximately $810.5 of the total intangible value will be amortizable for tax purposes over 15 years.

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 bridge term loan credit agreement. The Company replaced and terminated the bridge term loan credit agreement in November 2010 by making an offering in the debt capital markets. On

# Notes to Consolidated Financial Statements

November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. As of December 31, 2010 the Company incurred $7.0 of financing commitment fees, which is included in interest expense for the year ended December 31, 2010.

The Company incurred approximately $25.7 in professional fees and expenses in connection with the acquisition of Genzyme Genetics and other acquisition activity, including significant costs associated with the Federal Trade Commission's review of the Company's purchase of specified net assets of Westcliff Medical Laboratories, Inc. These fees and expenses are included in selling, general and administrative expenses for the year ended December 31, 2010.

During the year ended December 31, 2010, the Company also acquired various laboratories and related assets for approximately $256.1 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas and/or enhance the Company's scientific differentiation and esoteric testing capabilities.

During the year ended December 31, 2009, the Company acquired various other laboratories and related assets for approximately $212.6 in cash (net of cash acquired). The acquisition activity primarily included the acquisition of Monogram Biosciences, Inc. ("Monogram") effective August 3, 2009 for approximately $160.0 in cash (net of cash acquired). The Monogram acquisition was made to enhance the Company's scientific differentiation and esoteric testing capabilities and advance the Company's personalized medicine strategy.

The Monogram purchase consideration has been allocated to the estimated fair market value of the net assets acquired, including approximately $63.5 in identifiable intangible assets (primarily non-tax deductible customer relationships, patents and technology, and trade name) with weighted-average useful lives of approximately 15 years; net operating loss tax assets of approximately $44.8, which are expected to be realized over a period of 18 years; and residual amount of non-tax deductible goodwill of approximately $83.6.

Monogram has an active research and development department, which is primarily focused on the development of oncology and infectious disease technology. As a result of this acquisition, the Company incurred approximately $12.1 and $5.2 of research and development expenses (included in selling, general and administrative expenses) for the years ended December 31, 2010 and 2009, respectively.

In connection with the Monogram acquisition, the Company incurred approximately $2.7 in transaction fees and expenses (included in selling, general and administrative expenses) for the year ended December 31, 2009.

During the year ended December 31, 2008, the Company acquired various laboratories and related assets for approximately $203.9 in cash (net of cash acquired). These acquisitions were made primarily to extend the Company's geographic reach in important market areas or acquire scientific differentiation and esoteric testing capabilities.

Effective January 1, 2008 the Company acquired additional partnership units in its Ontario, Canada ("Ontario") joint venture for approximately $140.9 in cash (net of cash acquired), bringing the Company's percentage interest owned to 85.6%. Concurrent with this acquisition, the terms of the joint venture's partnership agreement were amended. The amended joint venture's partnership agreement enabled the holders of the noncontrolling interest to put the remaining partnership units to the Company in defined future periods, at an initial amount equal to the consideration paid by the Company in 2008, and subject to adjustment based on market value formulas contained in the agreement. The initial difference of $123.0 between the value of the put and the underlying noncontrolling interest was recorded as additional noncontrolling interest liability and as a reduction to additional paid-in capital in the consolidated financial statements.

In December 2009, the Company received notification from the holders of the noncontrolling interest in the Ontario joint venture that they intended to put their remaining partnership units to the Company in accordance with the terms of the joint venture's partnership agreement. These units were acquired on February 8, 2010 for $137.5. On February 17, 2010, the Company completed a transaction to sell the units acquired from the previous noncontrolling interest holder to a new Canadian partner for the same price. As a result of this transaction, the Company recorded a component of noncontrolling interest in other liabilities and a component in mezzanine equity. Upon the completion of these two transactions, the Company's financial ownership percentage in the joint venture partnership remained unchanged at 85.6%. Concurrent with the sale to the new partner, the partnership agreement for the Ontario joint venture was amended and restated with substantially

# Notes to Consolidated Financial Statements

the same terms as the previous agreement. The combined contractual value of these puts, in excess of the current noncontrolling interest of $25.2, totals $143.5 at December 31, 2010. At December 31, 2010, $148.1 has been classified as a current liability in the Company's consolidated balance sheet as the noncontrolling interest that acquired these units has the ability to put its units in the partnership to the Company on December 31, 2011.

Net sales of the Ontario joint venture were $280.0 (CN$288.5), $247.5 (CN$281.3) and $249.0 (CN$264.4) for the twelve months ended December 31, 2010, 2009 and 2008, respectively.

## 3. Restructuring and Other Special Charges

During 2010, the Company recorded net restructuring charges of $5.8 primarily related to work force reductions and the closing of redundant and underutilized facilities. The majority of these costs related to severance and other employee costs and contractual obligations associated with leased facilities and other facility related costs. Of this amount, $8.0 related to severance and other employee costs in connection with certain work force reductions and $3.1 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $5.3, comprised of $4.7 of previously recorded facility costs and $0.6 of employee severance benefits as a result of changes in cost estimates on the restructuring initiatives. In addition, the Company recorded a special charge of $6.2 related to the write-off of development costs incurred on systems abandoned during the year.

During 2009, the Company recorded net restructuring charges of $13.5 primarily related to the closing of redundant and underutilized facilities. The majority of these costs related to severance and other employee costs and contractual obligations associated with leased facilities and other facility related costs. Of this amount, $10.5 related to severance and other employee costs for employees primarily in the affected facilities, and $12.5 related to contractual obligations associated with leased facilities and other facility related costs. The Company also reduced its prior restructuring accruals by $9.5, comprised of $7.3 of previously recorded facility costs and $2.2 of employee severance benefits as a result of incurring less cost than planned on those restructuring initiatives primarily resulting from favorable settlements on lease buyouts and severance payments that were not required to achieve the planned reduction in work force.

During 2008, the Company recorded net restructuring charges of $32.4 primarily related to work force reductions and the closing of redundant and underutilized facilities. Of this amount, $20.9 related to severance and other employee costs in connection with the general work force reductions and $13.4 related to contractual obligations associated with leased facilities and equipment. The Company also recorded a credit of $1.9, comprised of $1.2 of previously recorded facility costs and $0.7 of employee severance benefits relating to changes in cost estimates accrued in prior periods.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

## 4. Restructuring Reserves

The following represents the Company's restructuring activities for the period indicated:

| | Severance and Other Employee Costs | Lease and Other Facility Costs | Total |
|---|---|---|---|
| Balance as of December 31, 2009 | $ 6.6 | $ 19.0 | $ 25.6 |
| Restructuring charges | 8.0 | 3.1 | 11.1 |
| Reduction of prior restructuring accruals | (0.6) | (4.7) | (5.3) |
| Cash payments and other adjustments | (9.1) | (4.5) | (13.6) |
| Balance as of December 31, 2010 | $ 4.9 | $ 12.9 | $ 17.8 |
| Current | | | $ 11.4 |
| Non-current | | | 6.4 |
| | | | $ 17.8 |

## 5. Joint Venture Partnerships and Equity Method Investments

At December 31, 2010 the Company had investments in the following unconsolidated joint venture partnerships and equity method investments:

| Locations | Net Investment | Percentage Interest Owned |
|---|---|---|
| **Joint Venture Partnerships:** | | |
| Milwaukee, Wisconsin | $ 9.2 | 50.00% |
| Alberta, Canada | 60.9 | 43.37% |
| Cincinnati, Ohio | 0.0 | 50.00% |
| **Equity Method Investments:** | | |
| Canada, China and Western Europe | 5.4 | 17.50% |
| Charlotte, North Carolina | 3.0 | 50.00% |

# Notes to Consolidated Financial Statements

The joint venture agreements that govern the conduct of business of these partnerships mandates unanimous agreement between partners on all major business decisions as well as providing other participating rights to each partner. The equity method investments represent the Company's purchase of shares in clinical diagnostic companies. The investments are accounted for under the equity method of accounting as the Company does not have control of these investments. The Company has no material obligations or guarantees to, or in support of, these unconsolidated investments and their operations.

Condensed unconsolidated financial information for joint venture partnerships and equity method investments is shown in the following table.

| As of December 31: | 2010 | 2009 |
|---|---|---|
| Current assets | $ 61.9 | $ 35.3 |
| Other assets | 48.4 | 41.4 |
| Total assets | $110.3 | $ 76.7 |
| Current liabilities | $ 55.6 | $ 28.0 |
| Other liabilities | 17.9 | 2.3 |
| Total liabilities | 73.5 | 30.3 |
| Partners' equity | 36.8 | 46.4 |
| Total liabilities and partners' equity | $110.3 | $ 76.7 |

| For the period January 1 – December 31: | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net sales | $ 255.5 | $212.4 | $182.0 |
| Gross profit | 73.9 | 69.6 | 69.0 |
| Net earnings | 20.0 | 33.3 | 34.3 |

The Company's recorded investment in the Alberta joint venture partnership at December 31, 2010 includes $48.9 of value assigned to the partnership's Canadian licenses (with an indefinite life and deductible for tax) to conduct diagnostic testing services in the province.

## 6. Accounts Receivable, Net

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Gross accounts receivable | $ 804.8 | $ 747.3 |
| Less allowance for doubtful accounts | (149.2) | (173.1) |
| | $ 655.6 | $ 574.2 |

The provision for doubtful accounts was $241.5, $248.9 and $232.8 in 2010, 2009 and 2008 respectively. In addition, in the second quarter of 2008 the Company recorded a $45.0 increase in its provision for doubtful accounts. The Company's estimate of the allowance for doubtful accounts was increased due to the impact of the economy, higher patient deductibles and copayments, and acquisitions on the collectibility of accounts receivable balances.

During the third quarter of 2008, the Company also recorded a special charge of $5.5 related to estimated uncollectible amounts primarily owed by patients in the areas of the Gulf Coast severely impacted by hurricanes similar to losses incurred during the 2005 hurricane season.

## 7. Property, Plant and Equipment, Net

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Land | $ 25.8 | $ 23.4 |
| Buildings and building improvements | 125.4 | 116.7 |
| Machinery and equipment | 615.7 | 584.8 |
| Software | 299.2 | 289.6 |
| Leasehold improvements | 171.6 | 147.0 |
| Furniture and fixtures | 51.2 | 48.4 |
| Construction in progress | 95.6 | 49.8 |
| Equipment under capital leases | 3.5 | 3.5 |
| | 1,388.0 | 1,263.2 |
| Less accumulated depreciation and amortization of capital lease assets | (801.1) | (762.4) |
| | $ 586.9 | $ 500.8 |

Depreciation expense and amortization of capital lease assets was $129.1, $130.7 and $120.1 for 2010, 2009 and 2008, respectively, including software depreciation of $32.0, $34.8, and $33.7 for 2010, 2009 and 2008, respectively.

## 8. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill (net of accumulated amortization) for the years ended December 31, 2010 and 2009 are as follows:

| | 2010 | 2009 |
|---|---|---|
| Balance as of January 1 | $1,897.1 | $1,772.2 |
| Goodwill acquired during the year | 704.4 | 124.1 |
| Adjustments to goodwill | (0.2) | 0.8 |
| Goodwill, net | $2,601.3 | $1,897.1 |

# Notes to Consolidated Financial Statements

The components of identifiable intangible assets are as follows:

| | December 31, 2010 | | December 31, 2009 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| Customer relationships | $1,146.0 | $(370.0) | $ 839.8 | $ (337.1) |
| Patents, licenses and technology | 144.7 | (75.7) | 119.2 | (62.4) |
| Non-compete agreements | 26.6 | (9.4) | 39.4 | (30.7) |
| Trade name | 123.3 | (50.3) | 117.7 | (41.8) |
| Canadian licenses | 738.9 | – | 698.1 | – |
| | $2,179.5 | $(505.4) | $1,814.2 | $ (472.0) |

A summary of amortizable intangible assets acquired during 2010, and their respective weighted average amortization periods are as follows:

| | Amount | Weighted-Average Amortization Period |
|---|---|---|
| Customer relationships | $319.9 | 19.2 |
| Patents, licenses and technology | 25.5 | 0.6 |
| Non-compete agreements | 12.8 | 0.2 |
| Trade name | 5.6 | – |
| | $363.8 | 20.0 |

Amortization of intangible assets was $72.7, $62.6 and $57.9 in 2010, 2009 and 2008, respectively. Amortization expense of intangible assets is estimated to be $85.1 in fiscal 2011, $80.4 in fiscal 2012, $74.7 in fiscal 2013, $71.9 in fiscal 2014, $68.3 in fiscal 2015, and $554.8 thereafter.

The Company paid $0.4, $0.0 and $0.8 in 2010, 2009 and 2008 for certain exclusive and non-exclusive licensing rights to diagnostic testing technology. These amounts are being amortized over the life of the licensing agreements.

As of December 31, 2010, the Ontario operation has $738.9 of value assigned to the partnership's indefinite lived Canadian licenses to conduct diagnostic testing services in the province.

## 9. Accrued Expenses and Other

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Employee compensation and benefits | $ 188.0 | $ 143.4 |
| Self-insurance reserves | 70.8 | 56.2 |
| Accrued taxes payable | 13.8 | 19.0 |
| Royalty and license fees payable | 12.6 | 6.9 |
| Accrued repurchases of common stock | – | 0.5 |
| Restructuring reserves | 11.4 | 15.2 |
| Acquisition related reserves | 18.4 | 5.6 |
| Interest payable | 13.0 | 8.6 |
| Other | 24.9 | 20.3 |
| | $ 352.9 | $ 275.7 |

## 10. Other Liabilities

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Post-retirement benefit obligation | $ 42.0 | $ 39.6 |
| Defined benefit plan obligation | 52.8 | 41.4 |
| Restructuring reserves | 6.4 | 10.4 |
| Self-insurance reserves | 12.1 | 12.1 |
| Interest rate swap liability | 2.4 | 10.6 |
| Acquisition related reserves | 0.6 | 1.1 |
| Deferred revenue | 7.2 | 22.5 |
| Other | 27.9 | 20.7 |
| | $ 151.4 | $ 158.4 |

## 11. Debt

Short-term borrowings and current portion of long-term debt at December 31, 2010 and 2009 consisted of the following:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Zero-coupon convertible subordinated notes | $286.7 | $ 292.2 |
| Term loan, current | 75.0 | 50.0 |
| Revolving credit facility | – | 75.0 |
| Total short-term borrowings and current portion of long-term debt | $361.7 | $ 417.2 |

Long-term debt at December 31, 2010 and 2009 consisted of the following:

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| Senior notes due 2013 | $ 350.9 | $ 351.3 |
| Senior notes due 2015 | 250.0 | 250.0 |
| Senior notes due 2016 | 325.0 | – |
| Senior notes due 2020 | 600.0 | – |
| Term loan, non-current | 300.0 | 375.0 |
| Other long-term debt | 0.8 | 0.9 |
| Total long-term debt | $1,826.7 | $ 977.2 |

### Credit Facilities

On October 26, 2007, the Company entered into senior unsecured credit facilities with Credit Suisse, acting as Administrative Agent, and a group of financial institutions totaling $1,000.0. The credit facilities consist of a five-year Revolving Facility in the principal amount of $500.0 and a five-year, $500.0 Term Loan Facility. The balances outstanding on the Company's Term Loan Facility at December 31, 2010 and 2009 were $375.0 and $425.0, respectively. The balances outstanding on the Company's Revolving Facility at December 31, 2010 and 2009 were $0.0 and $75.0, respectively. The senior unsecured credit facilities bear interest at varying rates based upon LIBOR plus

# Notes to Consolidated Financial Statements

a percentage based on the Company's credit rating with Standard & Poor's Ratings Services. The remaining quarterly principal repayments of the Term Loan Facility are $18.8 from March 31, 2011 to September 30, 2012 with $243.8 due on the maturity date of October 26, 2012. At December 31, 2010, future principal repayments under the Term Loan facility are as follows: 2011 - $75.0 and 2012 - $300.0.

The senior credit facilities are available for general corporate purposes, including working capital, capital expenditures, acquisitions, funding of share repurchases and other payments. The agreement contains certain debt covenants which require that the Company maintain a leverage ratio of no more than 2.5 to 1.0 and an interest coverage ratio of at least 5.0 to 1.0. Both ratios are calculated in relation to EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization). The credit agreement allows payment of dividends provided that the Company is not in default (as defined in the agreement) and its leverage ratio is less than 2.0 to 1.0. The Company is in compliance with all covenants at December 31, 2010.

On March 31, 2008, the Company entered into a three-year interest rate swap agreement to hedge variable interest rate risk on the Company's variable interest rate term loan. On a quarterly basis under the swap, the Company pays a fixed rate of interest (2.92%) and receives a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheets and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income (loss), net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $2.4 and $10.6 at December 31, 2010 and 2009, respectively, and is included in other liabilities in the consolidated balance sheets.

As of December 31, 2010, the effective interest rates on the Term Loan Facility and Revolving Facility were 3.67% and 0.61%, respectively.

**Zero-Coupon Convertible Subordinated Notes**

The Company had $354.6 and $368.8 aggregate principal amount at maturity of zero-coupon convertible subordinated notes (the "notes") due 2021 outstanding at December 31, 2010 and 2009, respectively. The notes, which are subordinate to the Company's bank debt, were sold at an issue price of $671.65 per $1,000 principal amount at maturity (representing a yield to maturity of 2.0% per year). Each one thousand dollar principal amount at maturity of the notes is convertible into 13.4108 shares of the Company's common stock, subject to adjustment in certain circumstances, if one of the following conditions occurs:

1) If the sales price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding quarter reaches specified thresholds (beginning at 120% and declining 0.1282% per quarter until it reaches approximately 110% for the quarter beginning July 1, 2021 of the accreted conversion price per share of common stock on the last day of the preceding quarter). The accreted conversion price per share will equal the issue price of a note plus the accrued original issue discount and any accrued contingent additional principal, divided by the number of shares of common stock issuable upon conversion of a note on that day. The conversion trigger price for the fourth quarter of 2010 was $69.27.
2) If the credit rating assigned to the notes by Standard & Poor's Ratings Services is at or below BB-.
3) If the notes are called for redemption.
4) If specified corporate transactions have occurred (such as if the Company is party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of its assets).

Holders of the notes may require the Company to purchase in cash all or a portion of their notes on September 11, 2011 at $819.54 per note, plus any accrued contingent additional principal and any accrued contingent interest thereon.

The Company may redeem for cash all or a portion of the notes at any time on or after September 11, 2006 at specified redemption prices per one thousand dollar principal amount at maturity of the notes.

The Company has registered the notes and the shares of common stock issuable upon conversion of the notes with the Securities and Exchange Commission.

During the second quarter of 2009, the Company redeemed approximately $369.5 principal amount at maturity of its zero-coupon subordinated notes, equaling approximately 50% of the principal amount at maturity outstanding of the zero-coupon subordinated notes. The total cash used for these redemptions was $289.4. As a result of certain holders of the zero-coupon subordinated notes electing to convert their notes, the Company also issued 0.4 additional shares of common stock and reversed approximately $11.3 of deferred tax liability to reflect the tax benefit realized upon issuance of these shares.

On September 13, 2010, the Company announced that for the period of September 12, 2010 to March 11, 2011, the zero-coupon subordinated notes will accrue contingent cash interest at a rate of no less than 0.125% of the average market price of a zero-coupon subordinated note for the five trading days ended September 8, 2010, in addition to the continued accrual of the original issue discount.

On January 3, 2011, the Company announced that its zero-coupon subordinated notes may be converted into cash and common stock at the conversion rate of 13.4108 per $1,000 principal amount at maturity of the notes, subject to the terms of the zero-coupon subordinated notes and the Indenture, dated as of October 24, 2006 between the Company and The Bank of New York Mellon, as trustee and conversion agent. In order to exercise the option to convert all or a portion of the zero-coupon subordinated notes, holders are required to validly surrender their zero-coupon subordinated notes at any time during the calendar quarter beginning January 1, 2011, through the close of business on the last business day of the calendar quarter, which is 5:00 p.m., New York City time, on Thursday, March 31, 2011.

### Senior Notes

On October 28, 2010, in conjunction with the acquisition of Genzyme Genetics, the Company entered into a $925.0 Bridge Term Loan Credit Agreement, among the Company, the lenders named therein and Citibank, N.A., as administrative agent (the "Bridge Facility"). The Company replaced and terminated the Bridge Facility in November 2010 by making an offering in the debt capital markets. On November 19, 2010, the Company sold $925.0 in debt securities, consisting of $325.0 aggregate principal amount of 3.125% Senior Notes due May 15, 2016 and $600.0 aggregate principal amount of 4.625% Senior Notes due November 15, 2020. Beginning on May 15, 2011, interest on the Senior Notes due 2016 and 2020 is payable semi-annually on May 15 and November 15. On December 1, 2010, the acquisition of Genzyme Genetics was funded by the net proceeds from the issuance of these Notes ($915.4) and with cash on hand.

The Senior Notes due January 31, 2013 bear interest at the rate of 5½% per annum from February 1, 2003, payable semi-annually on February 1 and August 1. The Senior Notes due 2015 bear interest at the rate of 5⅝% per annum from December 14, 2005, payable semi-annually on June 15 and December 15.

## 12. Preferred Stock and Common Shareholders' Equity

The Company is authorized to issue up to 265.0 shares of common stock, par value $0.10 per share. The Company's treasury shares are recorded at aggregate cost. Common shares issued and outstanding are summarized in the following table:

| | 2010 | 2009 |
|---|---|---|
| Issued | **124.5** | 127.4 |
| In treasury | **(22.1)** | (22.1) |
| Outstanding | **102.4** | 105.3 |

# Notes to Consolidated Financial Statements

The Company is authorized to issue up to 30.0 shares of preferred stock, par value $0.10 per share. There were no preferred shares outstanding as of December 31, 2010.

The changes in common shares issued and held in treasury are summarized below:

### Common shares issued

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Common stock issued at January 1 | **127.4** | 130.3 | 132.7 |
| Common stock issued under employee stock plans | **1.6** | 0.6 | 2.2 |
| Common stock issued upon conversion of zero-coupon subordinated notes | **–** | 0.4 | – |
| Retirement of common stock | **(4.5)** | (3.9) | (4.6) |
| Common stock issued at December 31 | **124.5** | 127.4 | 130.3 |

### Common shares held in treasury

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Common shares held in treasury at January 1 | **22.1** | 22.1 | 21.7 |
| Surrender of restricted stock and performance share awards | **–** | – | 0.4 |
| Common shares held in treasury at December 31 | **22.1** | 22.1 | 22.1 |

### Share Repurchase Program

During fiscal 2010, the Company purchased 4.5 shares of its common stock at a total cost of $337.5. As of December 31, 2010, the Company had outstanding authorization from the Board of Directors to purchase approximately $234.3 of Company common stock. During January 2011, the Company completed its repurchase authorization, representing approximately 2.6 shares of its common stock. On February 10, 2011, the Company announced the Board of Directors authorized the purchase of $500.0 of additional shares of the Company's common stock.

### Stockholder Rights Plan

The Company adopted a stockholder rights plan effective as of December 13, 2001 that provides that each common stockholder of record on December 21, 2001 received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from the Company one-hundredth of a share of a new series of participating preferred stock at an initial purchase price of four hundred dollars. These rights will become exercisable and will detach from the Company's common stock if any person becomes the beneficial owner of 15% or more of the Company's common stock. In that event, each right will entitle the holder, other than the acquiring person, to purchase, for the initial purchase price, shares of the Company's common stock having a value of twice the initial purchase price. The rights will expire on December 13, 2011, unless earlier exchanged or redeemed.

### Accumulated Other Comprehensive Earnings

The components of accumulated other comprehensive earnings are as follows:

| | Foreign Currency Translation Adjustments | Net Benefit Plan Adjustments | Interest Rate Swap Adjustments | Accumulated Other Comprehensive Earnings |
|---|---|---|---|---|
| Balance at December 31, 2007 | $148.1 | $ (28.1) | $ – | $ 120.0 |
| Current year adjustments | (129.6) | (81.0) | (13.5) | (224.1) |
| Tax effect of adjustments | 50.1 | 32.0 | 5.3 | 87.4 |
| Balance at December 31, 2008 | 68.6 | (77.1) | (8.2) | (16.7) |
| Current year adjustments | 93.3 | 31.5 | 2.9 | 127.7 |
| Tax effect of adjustments | (36.1) | (12.2) | (1.2) | (49.5) |
| Balance at December 31, 2009 | 125.8 | (57.8) | (6.5) | 61.5 |
| Current year adjustments | 41.3 | (8.3) | 8.2 | 41.2 |
| Tax effect of adjustments | (14.3) | 3.2 | (3.1) | (14.2) |
| **Balance at December 31, 2010** | **$152.8** | **$ (62.9)** | **$ (1.4)** | **$ 88.5** |

## 13. Income Taxes

The sources of income before taxes, classified between domestic and foreign entities are as follows:

### Pre-tax income

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Domestic | **$ 876.1** | $848.0 | $ 747.8 |
| Foreign | **39.5** | 36.6 | 37.9 |
| Total pre-tax income | **$ 915.6** | $884.6 | $ 785.7 |

The provisions for income taxes in the accompanying consolidated statements of operations consist of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Current: | | | |
| Federal | **$ 269.9** | $ 266.2 | $188.1 |
| State | **50.4** | 41.0 | 39.8 |
| Foreign | **10.8** | 12.2 | 10.4 |
| | **$ 331.1** | $ 319.4 | $238.3 |
| Deferred: | | | |
| Federal | **$ 12.2** | $ 25.3 | $ 54.0 |
| State | **(0.5)** | (15.5) | 12.8 |
| Foreign | **1.2** | (0.2) | 2.8 |
| | **12.9** | 9.6 | 69.6 |
| | **$ 344.0** | $ 329.0 | $307.9 |

# Notes to Consolidated Financial Statements

The tax benefit associated with option exercises from stock plans reduced taxes currently payable by approximately $7.8, $1.1 and $20.9 in 2010, 2009 and 2008, respectively. Such benefits are recorded as additional paid-in-capital.

The effective tax rates on earnings before income taxes are reconciled to statutory federal income tax rates as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| Statutory federal rate | **35.0%** | 35.0% | 35.0% |
| State and local income taxes, net of federal income tax effect | **3.5** | 1.9 | 4.3 |
| Other | **(0.9)** | 0.3 | (0.1) |
| Effective rate | **37.6%** | 37.2% | 39.2% |

The effective tax rate for 2010 was favorably impacted by a benefit relating to the net decrease in unrecognized income tax benefits. In 2009, the Company recorded favorable adjustments of $21.5 to its tax provision relating to the resolution of certain state tax issues under audit, as well as the realization of foreign tax credits.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

| | **December 31, 2010** | December 31, 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Accounts receivable | **$ 2.6** | $ 12.1 |
| Employee compensation and benefits | **96.3** | 72.0 |
| Self insurance reserves | **27.1** | 20.2 |
| Postretirement benefit obligation | **16.3** | 15.4 |
| Acquisition and restructuring reserves | **10.2** | 11.6 |
| Tax loss carryforwards | **50.1** | 45.9 |
| | **202.6** | 177.2 |
| Less: valuation allowance | **(11.4)** | (3.9) |
| Net deferred tax assets | **$ 191.2** | $ 173.3 |
| Deferred tax liabilities: | | |
| Deferred earnings | **(18.0)** | (23.1) |
| Intangible assets | **(343.8)** | (336.7) |
| Property, plant and equipment | **(63.3)** | (58.5) |
| Zero-coupon subordinated notes | **(145.2)** | (136.5) |
| Currency translation adjustment | **(94.3)** | (78.0) |
| Other | **(5.1)** | (2.2) |
| Total gross deferred tax liabilities | **(669.7)** | (635.0) |
| Net deferred tax liabilities | **$(478.5)** | $ (461.7) |

The Company has state tax loss carryovers of approximately $0.3, which expire in 2010 through 2024. During 2010, $0.2 of state net operating losses expired and such losses had a full valuation allowance. The Company has foreign tax loss carryovers of $7.7 having an indefinite carryover. The foreign tax loss carryovers have a full valuation allowance provided. In addition, the Company has federal tax loss carryovers of approximately $42.1 expiring periodically through 2028. The utilization of these tax loss carryovers is limited due to change of ownership rules. However, at this time the Company expects to fully utilize substantially all federal tax loss carryovers.

The gross unrecognized income tax benefits were $53.6 and $59.0 at December 31, 2010 and 2009, respectively. It is anticipated that the amount of the unrecognized income tax benefits will change within the next twelve months; however, these changes are not expected to have a significant impact on the results of operations, cash flows or the financial position of the Company.

The Company recognizes interest and penalties related to unrecognized income tax benefits in income tax expense. Accrued interest and penalties related to uncertain tax positions totaled $12.2 and $14.7 as of December 31, 2010 and 2009, respectively. During the years ended December 31, 2010, 2009 and 2008, the Company recognized $4.5, $5.4 and $4.5, respectively, in interest and penalties expense, which was offset by a benefit of $5.4, $4.9 and $1.4, respectively.

The following table shows a reconciliation of the unrecognized income tax benefits from uncertain tax positions for the years ended December 31, 2010, 2009 and 2008:

| | **2010** | 2009 | 2008 |
|---|---|---|---|
| Balance as of January 1 | **$ 59.0** | $ 72.5 | $55.7 |
| Increase in reserve for tax positions taken in the current year | **9.1** | 10.9 | 13.4 |
| Increase (decrease) in reserve for tax positions taken in a prior period | **(0.6)** | (4.2) | 5.2 |
| Decrease in reserve as a result of settlements reached with tax authorities | **(1.3)** | (15.7) | (0.6) |
| Decrease in reserve as a result of lapses in the statute of limitations | **(12.6)** | (4.5) | (1.2) |
| Balance as of December 31 | **$ 53.6** | $ 59.0 | $72.5 |

As of December 31, 2010 and 2009, $54.6 and $60.3, respectively, is the approximate amount of unrecognized income tax benefits that, if recognized, would favorably affect the effective income tax rate in any future periods.

# Notes to Consolidated Financial Statements

The Company has substantially concluded all U.S. federal income tax matters for years through 2006. Substantially all material state and local, and foreign income tax matters have been concluded through 2005 and 2001, respectively.

The Company has various state income tax examinations ongoing throughout the year. Management believes adequate provisions have been recorded related to all open tax years.

The Company provided for taxes on undistributed earnings of foreign subsidiaries.

## 14. Stock Compensation Plans

### Stock Incentive Plans

There are currently 23.8 shares authorized for issuance under the 2008 Stock Incentive Plan and the 2000 Stock Incentive Plan. Each of these plans was approved by shareholders. At December 31, 2010, there were 4.0 additional shares available for grant under the Company's stock option plans.

### Stock Options

The following table summarizes grants of non-qualified options made by the Company to officers, key employees, and non-employee directors under all plans. Stock options are generally granted at an exercise price equal to or greater than the fair market price per share on the date of grant. Also, for each grant, options vest ratably over a period of three years on the anniversaries of the grant date, subject to their earlier expiration or termination.

Changes in options outstanding under the plans for the periods indicated were as follows:

| | Number of Options | Weighted-Average Exercise Price per Option | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at December 31, 2009 | 6.3 | $ 64.52 | | |
| Granted | 1.8 | 70.47 | | |
| Exercised | (1.3) | 55.12 | | |
| Cancelled | (0.2) | 71.51 | | |
| **Outstanding at December 31, 2010** | **6.6** | **$ 67.84** | **7.4** | **$132.3** |
| **Vested and expected to vest at December 31, 2010** | **6.5** | **$ 67.84** | **7.4** | **$130.2** |
| **Exercisable at December 31, 2010** | **3.2** | **$ 68.09** | **6.2** | **$ 62.9** |

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. The amount of intrinsic value will change based on the fair market value of the Company's stock.

Cash received by the Company from option exercises, the actual tax benefit realized for the tax deductions and the aggregate intrinsic value of options exercised from option exercises under all share-based payment arrangements during the years ended December 31, 2010, 2009, and 2008 were as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Cash received by the Company | **$73.7** | $ 14.3 | $ 53.6 |
| Tax benefits realized | **$13.2** | $ 2.7 | $ 14.3 |
| Aggregate intrinsic value | **$33.4** | $ 7.0 | $ 35.5 |

# Notes to Consolidated Financial Statements

The following table summarizes information concerning currently outstanding and exercisable options.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| | | Weighted-Average | | | |
| Range of Exercise Prices | Number Outstanding | Remaining Contractual Life | Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $ 6.80 – 59.37 | 0.9 | 4.3 | $51.41 | 0.9 | $51.41 |
| $59.38 – 67.60 | 1.7 | 8.1 | $60.33 | 0.4 | $60.42 |
| $67.61 – 75.63 | 3.0 | 8.3 | $72.67 | 0.9 | $75.63 |
| $75.64 – 80.37 | 1.0 | 6.3 | $80.17 | 1.0 | $80.31 |
| | 6.6 | 7.4 | $67.84 | 3.2 | $68.09 |

The following table shows the weighted average grant-date fair values of options and the weighted average assumptions that the Company used to develop the fair value estimates:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Fair value per option | $ 14.12 | $10.85 | $13.25 |
| Valuation assumptions | | | |
| Weighted average expected life (in years) | 3.1 | 3.0 | 3.2 |
| Risk free interest rate | 1.5% | 1.1% | 2.7% |
| Expected volatility | 0.3 | 0.2 | 0.2 |
| Expected dividend yield | 0.0% | 0.0% | 0.0% |

The Black Scholes model incorporates assumptions to value stock-based awards. The risk-free interest rate for periods within the contractual life of the option is based on a zero-coupon U.S. government instrument over the contractual term of the equity instrument. Expected volatility of the Company's stock is based on historical volatility of the Company's stock. The Company uses historical data to calculate the expected life of the option. Groups of employees and non-employee directors that have similar exercise behavior with regard to option exercise timing and forfeiture rates are considered separately for valuation purposes. For 2010, 2009 and 2008, expense related to the Company's stock option plan totaled $20.7, $18.7 and $17.3, respectively. The 2008 expense amount includes $0.8 related to the acceleration of the recognition of stock compensation as a result of the retirement of an Executive Vice President.

**Restricted Stock and Performance Shares**

The Company grants restricted stock and performance shares ("nonvested shares") to officers, key employees, and non-employee directors under all plans. Restricted stock becomes vested annually in equal one third increments beginning on the first anniversary of the grant. The performance share awards represented a three year award opportunity for the period 2005-2007 and became vested in 2008. A performance share grant in 2008 represents a three year award opportunity for the period 2008-2010 and becomes vested in the first quarter of 2011. A performance share grant in 2009 represents a three year award opportunity for the period of 2009-2011 and becomes vested in the first quarter of 2012. A performance share grant in 2010 represents a three year award opportunity for the period of 2010-2012 and becomes vested in the first quarter of 2013. Performance share awards are subject to certain earnings per share and revenue targets, the achievement of which may increase or decrease the number of shares which the grantee receives upon vesting. The unearned restricted stock and performance share compensation is being amortized to expense over the applicable vesting periods. For 2010, 2009 and 2008, total restricted stock and performance share compensation expense was $16.1, $13.6 and $14.0, respectively. The 2008 expense amount includes $1.2 related to the acceleration of the recognition of stock compensation as a result of the retirement of an Executive Vice President.

# Notes to Consolidated Financial Statements

Prior to May 2008, the fair value of restricted stock and performance share awards was determined based on the closing price of the Company's common stock on the day immediately preceding the grant date. For restricted stock and performance share awards granted after May 2008, the fair value of the awards is determined based on the closing price of the Company's common stock on the day of the grant.

The following table shows a summary of nonvested shares for the year ended December 31, 2010:

| | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2010 | 0.5 | $ 69.43 |
| Granted | 0.2 | 70.60 |
| Vested | (0.1) | 72.52 |
| Nonvested at December 31, 2010 | 0.6 | 68.26 |

As of December 31, 2010, there was $20.8 of total unrecognized compensation cost related to nonvested restricted stock and performance share-based compensation arrangements granted under the stock incentive plans. That cost is expected to be recognized over a weighted average period of 1.8 years.

### Employee Stock Purchase Plan

The Company has an employee stock purchase plan, begun in 1997 and amended in 1999, 2004 and 2008, with 4.5 shares of common stock authorized for issuance. The plan permits substantially all employees to purchase a limited number of shares of Company stock at 85% of market value. The Company issues shares to participating employees semi-annually in January and July of each year. Approximately 0.2 shares were purchased by eligible employees in 2010, 2009 and 2008, respectively. For 2010, 2009 and 2008, expense related to the Company's employee stock purchase plan was $2.6, $2.7 and $2.9, respectively.

The Company uses the Black-Scholes model to calculate the fair value of the employee's purchase right. The fair value of the employee's purchase right and the assumptions used in its calculation are as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Fair value of the employee's purchase right | $15.39 | $14.28 | $16.10 |
| Valuation assumptions | | | |
| Risk free interest rate | 0.2% | 0.2% | 1.2% |
| Expected volatility | 0.2 | 0.2 | 0.3 |
| Expected dividend yield | 0.0% | 0.0% | 0.0% |

## 15. Commitments and Contingent Liabilities

The Company was a party in a patent case originally filed by Competitive Technologies, Inc. and Metabolite Laboratories, Inc. in the United States District Court for the District of Colorado. After a jury trial, the district court entered judgment against the Company for patent infringement, with total damages and attorney's fees payable by the Company of approximately $7.8. The underlying judgment has been paid. The Company vigorously contested the judgment and appealed the case ultimately to the United States Supreme Court. On June 22, 2006, the Supreme Court dismissed the Company's appeal and the case was remanded to the District Court for further proceedings including resolution of a related declaratory judgment action initiated by the Company addressing the plaintiffs' claims for post trial damages. On August 15, 2008, the District Court entered judgment in favor of the Company on all of the plaintiffs' remaining claims. Metabolite Laboratories, Inc. filed an appeal to the Federal Circuit. The Federal Circuit transferred the appeal to the Tenth Circuit Court of Appeals and oral argument was heard on November 17, 2010. On February 2, 2011, the Tenth Circuit Court of Appeals affirmed the District Court judgment in favor of the Company.

A subsidiary of the Company, DIANON Systems, Inc. ("DIANON"), is the appellant in a wrongful termination lawsuit originally filed by G. Berry Schumann in Superior Court in the State of Connecticut. After a jury trial, the state court entered judgment against DIANON, with total damages, attorney's fees, and pre-judgment interest payable by DIANON, of approximately $10.0. DIANON filed a notice of appeal in December 2009, and the case has been transferred to the Connecticut Supreme Court. DIANON has disputed liability and intends to contest the case vigorously on appeal.

As previously reported on May 22, 2006, the Company received a subpoena from the California Attorney General seeking documents related to billing to the state's Medicaid program. During the third quarter of 2008, the Company received a request from the California Attorney General for additional information. On March 20, 2009, a qui tam lawsuit, *California ex rel. Hunter Laboratories, LLC et al. v. Quest Diagnostics Incorporated, et al.*, which was joined by the California Attorney General and to which the previous subpoena related, was unsealed. The lawsuit was brought against the Company and several other major laboratories operating in California and alleges that the defendants improperly billed the

# Notes to Consolidated Financial Statements

state Medicaid program and, therefore, violated the California False Claims Act. The lawsuit seeks actual and treble damages and civil penalties for each alleged false claim, as well as recovery of costs, attorney's fees, and expenses. The original complaint was dismissed on the basis of (i) misjoinder and (ii) lack of particularity in the claims and a separate amended complaint was filed against the Company on December 14, 2009. The Company filed an answer to the new complaint on February 5, 2010. The Company participated in mediation on December 6, 2010 and February 10, 2011. The case is currently scheduled for trial on January 30, 2012.

During the third quarter of 2010, the Company responded to an audit from the California Department of Health Care Services ("DHCS") of one of the Company's California laboratories for the period of January 1, 2010 through June 30, 2010. DHCS subsequently indicated that this laboratory charged the Medi-Cal program more than what was charged to other payers for some lab services and that this is inconsistent with DHCS's current interpretation of California regulations. DHCS provided the Company with a proposed agreement related to the Company's billing to the Medi-Cal program, including a requirement that the Company charge Medi-Cal the "lowest price" it charges others for a particular laboratory test. The Company disagrees with DHCS' contentions and interpretation of its regulations and believes that it has properly charged the Medi-Cal program under all applicable laws and regulations. The Company has subsequently received a self-audit letter and a similar audit request relating to another Company laboratory. The Company is continuing to cooperate with DHCS with respect to the audits.

In addition, the Company has received three other subpoenas since 2007 related to Medicaid billing. In June 2010, the Company received a subpoena from the State of Florida requesting documents related to its billing to Florida Medicaid. In February 2009, the Company received a subpoena from the Commonwealth of Virginia seeking documents related to the Company's billing for state Medicaid. In October 2009, the Company received a subpoena from the State of Michigan seeking documents related to its billing to Michigan Medicaid. The Company also responded to an October 2007 subpoena from the United States Office of Inspector General's regional office in New York and a September 2009 subpoena from the United States Office of Inspector General's regional office in Massachusetts regarding certain of its billing practices. The Company is cooperating with the requests.

On August 19, 2010, Aetna, Inc., Aetna Health Holdings, LLC and Aetna Health Management, LLC filed a lawsuit against Laboratory Corporation of America Holdings in the United States District Court for the Eastern District of Pennsylvania, alleging unfair competition, misrepresentation, interference and breach of contract, and violation of trade secret laws. Aetna is seeking unspecified monetary damages and equitable relief. The Company intends to vigorously defend the lawsuit.

The Company acquired certain assets of Westcliff Medical Laboratories ("Westcliff") on June 16, 2010. On June 25, 2010, the Company and the Federal Trade Commission ("FTC") entered into a letter agreement ("Agreement") whereby the Company agreed to hold the Westcliff business separate and independent of the Company from the date the Company acquired the Westcliff assets until the Agreement was set to terminate on December 3, 2010. The Company subsequently responded to a subpoena and Civil Investigative Demand from the FTC regarding the acquisition. On December 1, 2010, the FTC issued an administrative complaint challenging the Westcliff acquisition ("Administrative Proceeding"). A hearing in the Administrative Proceeding before an FTC administrative law judge is scheduled to begin on May 2, 2011, in Washington, DC and the Company intends to vigorously defend itself in that proceeding. On December 1, 2010, the FTC also filed an action in federal court in the District of Columbia seeking a temporary restraining order and preliminary injunction to prevent the Company from integrating the Westcliff assets upon the expiration of the Agreement. The Company successfully moved for transfer of the federal district court matter to the United States District Court for the Central District of California, and the Company voluntarily agreed to extend the Agreement until the federal district court ruled on the FTC's request for a preliminary injunction. On February 22, 2011 the federal district court denied the preliminary injunction and dissolved the temporary restraining order, allowing the Company to integrate the Westcliff assets into its business operations. On February 23, 2011 the FTC filed a notice of appeal to the Ninth Circuit Court of Appeals and a motion with the federal district court requesting a preliminary injunction maintaining the Agreement pending a decision from that appeal. The Company will vigorously defend itself in those proceedings.

# Notes to Consolidated Financial Statements

Several of these matters are in their early stages of development and management cannot predict the outcome of such matters. In the opinion of management, the ultimate disposition of such matters is not expected to have a material adverse effect on the financial position of the Company but may be material to the Company's results of operations or cash flows in the period in which such matters are finally determined or resolved.

The Company is involved from time to time in various claims and legal actions, including arbitrations, class actions, and other litigation, arising in the ordinary course of business. Some of these actions involve claims that are substantial in amount. These matters include, but are not limited to, intellectual property disputes, professional liability, employee related matters, and inquiries, including subpoenas and other civil investigative demands, from governmental agencies and Medicare or Medicaid payers and managed care payers reviewing billing practices or requesting comment on allegations of billing irregularities that are brought to their attention through billing audits or third parties. The Company receives civil investigative demands or other inquiries from various governmental bodies in the ordinary course of its business. Such inquiries can relate to the Company or other healthcare providers. The Company works cooperatively to respond to appropriate requests for information.

The Company is also named from time to time in suits brought under the qui tam provisions of the False Claims Act and comparable state laws. These suits typically allege that the Company has made false statements and/or certifications in connection with claims for payment from federal or state health care programs. They may remain under seal (hence, unknown to the Company) for some time while the government decides whether to intervene on behalf of the qui tam plaintiff. Such claims are an inevitable part of doing business in the health care field today.

The Company believes that it is in compliance in all material respects with all statutes, regulations and other requirements applicable to its clinical laboratory operations. The clinical laboratory testing industry is, however, subject to extensive regulation, and the courts have not interpreted many of these statutes and regulations. There can be no assurance therefore that those applicable statutes and regulations will not be interpreted or applied by a prosecutorial, regulatory or judicial authority in a manner that would adversely affect the Company. Potential sanctions for violation of these statutes and regulations include significant fines and the loss of various licenses, certificates and authorizations.

Effective January 1, 2007, the Company commenced its successful implementation of its ten-year agreement with United Healthcare Insurance Company ("UnitedHealthcare") and became its exclusive national laboratory provider. During the first three years of the ten-year agreement, the Company committed to reimburse UnitedHealthcare up to $200.0 for transition costs related to developing expanded networks in defined markets during the first three years of the agreement. At the end of the reimbursement period, approximately $119.6 of such transition payments have been billed to the Company by UnitedHealthcare and approximately $119.6 has been remitted by the Company. UnitedHealthcare has indicated that there will be no further billings. The Company is amortizing the total transition costs over the life of the contract.

Under the Company's present insurance programs, coverage is obtained for catastrophic exposure as well as those risks required to be insured by law or contract. The Company is responsible for the uninsured portion of losses related primarily to general, professional and vehicle liability, certain medical costs and workers' compensation. The self-insured retentions are on a per occurrence basis without any aggregate annual limit. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregated liability of claims incurred. At December 31, 2010, the Company had provided letters of credit aggregating approximately $37.4, primarily in connection with certain insurance programs. The Company's availability under its Revolving Facility is reduced by the amount of these letters of credit.

The Company leases various facilities and equipment under non-cancelable lease arrangements. Future minimum rental commitments for leases with non-cancelable terms of one year or more at December 31, 2010 are as follows:

| | Operating |
|---|---|
| 2011 | $148.4 |
| 2012 | 112.1 |
| 2013 | 73.6 |
| 2014 | 50.6 |
| 2015 | 29.0 |
| Thereafter | 74.2 |
| Total minimum lease payments | 487.9 |
| Less: | |
| Amounts included in restructuring and acquisition related accruals | (6.9) |
| Non-cancelable sub-lease income | (0.2) |
| Total minimum operating lease payments | $480.8 |

Rental expense, which includes rent for real estate, equipment and automobiles under operating leases, amounted to $202.1, $182.9 and $175.1 for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, the Company was a guarantor on approximately $1.6 of equipment leases. These leases were entered into by a joint venture in which the Company owns a 50% interest and have a remaining term of approximately two years.

## 16. Pension and Postretirement Plans

### Pension Plans

In October 2009, the Company received approval from its Board of Directors to freeze any additional service-based credits for any years of service after December 31, 2009 on the defined benefit retirement plan (the "Company Plan") and the nonqualified supplemental retirement plan (the "PEP"). Both plans have been closed to new participants. Employees participating in the Company Plan and the PEP no longer earn service-based credits, but continue to earn interest credits. In addition, effective January 1, 2010, all employees eligible for the defined contribution retirement plan (the "401K Plan") receive a minimum 3% non-elective contribution ("NEC") concurrent with each payroll period. The NEC replaces the Company match, which has been discontinued. Employees are not required to make a contribution to the 401K Plan to receive the NEC. The NEC is non-forfeitable and vests immediately. The 401K Plan also permits discretionary contributions by the Company of 1% to 3% of pay for eligible employees based on service.

The Company believes these changes to the Company Plan, the PEP and its 401K Plan align the Company's retirement plan strategy with prevailing industry practices and reduce the impact of market volatility on the Company Plan.

The Company's 401K Plan covers substantially all employees. Prior to 2010, Company contributions to the plan were based on a percentage of employee contributions. In 2010, the Company made non-elective and discretionary contributions to the plan. The cost of this plan was $40.6, $15.2 and $15.5 in 2010, 2009 and 2008, respectively. The increase in 401K costs and contributions was due to the non-elective and discretionary contributions made by the Company in 2010.

In addition, the Company Plan covers substantially all employees hired prior to December 31, 2009. The benefits to be paid under the Company Plan are based on years of credited service through December 31, 2009, interest credits and average compensation. The Company's policy is to fund the Company Plan with at least the minimum amount required by applicable regulations. The Company made contributions to the Company Plan of $0.0, $54.8 and $0.0 in 2010, 2009 and 2008, respectively.

The PEP covers the Company's senior management group. Prior to 2010, the PEP provided for the payment of the difference, if any, between the amount of any maximum limitation on annual benefit payments under the Employee Retirement Income Security Act of 1974 and the annual benefit that would be payable under the Company Plan but for such limitation. Effective January 1, 2010, employees participating in the PEP no longer earn service-based credits. The PEP is an unfunded plan.

As a result of the changes to the Company Plan and PEP which were adopted in the fourth quarter of 2009, the Company recognized a net curtailment charge of $2.8 due to remeasurement of the PEP obligation at December 31, 2009 and the acceleration of unrecognized prior service for that plan. Projected pension expense for the Company Plan and the PEP is expected to decrease from $9.6 in 2010 to $8.9 in 2011. In addition, the Company does not plan to make contributions to the Company Plan during 2011.

The effect on operations for both the Company Plan and the PEP are summarized as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Service cost for benefits earned | $ 2.6 | $ 20.8 | $ 20.0 |
| Interest cost on benefit obligation | 18.1 | 18.3 | 17.2 |
| Expected return on plan assets | (18.5) | (17.3) | (22.2) |
| Net amortization and deferral | 7.4 | 12.0 | 2.8 |
| Curtailment cost | – | 2.8 | – |
| Executive retirement charge | – | – | 1.7 |
| Defined benefit plan costs | $ 9.6 | $ 36.6 | $ 19.5 |

Amounts included in accumulated other comprehensive earnings consist of unamortized net loss of $109.3. The accumulated other comprehensive earnings that are expected to be recognized as components of the defined benefit plan costs during 2011 are $7.8 related to amortization of net loss.

# Notes to Consolidated Financial Statements

A summary of the changes in the projected benefit obligations of the Company Plan and the PEP are summarized as follows:

| | 2010 | 2009 |
|---|---|---|
| Balance at January 1 | $328.0 | $292.7 |
| Service cost | 2.6 | 20.8 |
| Interest cost | 18.1 | 18.3 |
| Actuarial loss | 24.8 | 24.1 |
| Amendments | – | 0.9 |
| Benefits and administrative expenses paid | (25.3) | (24.1) |
| Plan curtailment | – | (4.7) |
| Balance at December 31 | $348.2 | $328.0 |

The Accumulated Benefit Obligation was $348.2 and $328.0 at December 31, 2010 and 2009, respectively.

A summary of the changes in the fair value of plan assets follows:

| | 2010 | 2009 |
|---|---|---|
| Fair value of plan assets at beginning of year | $259.3 | $170.1 |
| Actual return on plan assets | 29.3 | 57.4 |
| Employer contributions | 1.1 | 55.9 |
| Benefits and administrative expenses paid | (25.3) | (24.1) |
| Fair value of plan assets at end of year | $264.4 | $259.3 |

Weighted average assumptions used in the accounting for the Company Plan and the PEP are summarized as follows:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Discount rate | 5.1% | 5.8% | 6.5% |
| Compensation increases | –% | –% | 3.5% |
| Expected long term rate of return | 7.5% | 7.5% | 8.5% |

The Company maintains an investment policy for the management of the Company Plan's assets. The objective of this policy is to build a portfolio designed to achieve a balance between investment return and asset protection by investing in equities of high quality companies and in high quality fixed income securities which are broadly balanced and represent all market sectors. The target allocations for plan assets are 55% equity securities, 40% fixed income securities and 5% in other assets. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies located in the United States and to a lesser extent international equities in developed and emerging countries. Fixed income securities primarily include U.S. Treasury securities, mortgage-backed bonds and corporate bonds of companies from diversified industries. Other assets include investments in commodities. The weighted average expected long-term rate of return for the Company Plan's assets is as follows:

| | Target Allocation | Weighted-Average Expected Long-Term Rate of Return |
|---|---|---|
| Equity securities | 55.0% | 5.0% |
| Fixed income securities | 40.0% | 2.0% |
| Other assets | 5.0% | 0.5% |

The fair values of the Company Plan's assets at December 31, 2010 and 2009, by asset category are as follows:

| | Fair Value as of December 31, | Fair Value Measurements as of December 31, 2010 Using Fair Value Hierarchy | | |
|---|---|---|---|---|
| Asset Category | 2010 | Level 1 | Level 2 | Level 3 |
| Cash | $ 2.3 | $ 2.3 | $ – | $ – |
| Equity securities: | | | | |
| U.S. large cap – blend[a] | 62.7 | – | 62.7 | – |
| U.S. mid cap – blend[b] | 26.7 | – | 26.7 | – |
| U.S. small cap – blend[c] | 9.8 | – | 9.8 | – |
| International – developed | 37.5 | – | 37.5 | – |
| International – emerging | 8.2 | – | 8.2 | – |
| Commodities index[d] | 15.0 | – | 15.0 | – |
| Fixed income securities: | | | | |
| U.S. fixed income[e] | 102.2 | – | 102.2 | – |
| Total fair value of the Company Plan's assets | $264.4 | $ 2.3 | $ 262.1 | $ – |

| | Fair Value as of December 31, | Fair Value Measurements as of December 31, 2009 Using Fair Value Hierarchy | | |
|---|---|---|---|---|
| Asset Category | 2009 | Level 1 | Level 2 | Level 3 |
| Cash | $ 13.8 | $13.8 | $ – | $ – |
| Equity securities: | | | | |
| U.S. large cap – blend[a] | 80.5 | – | 80.5 | – |
| U.S. small cap – blend[c] | 23.3 | – | 23.3 | – |
| International – developed | 32.5 | – | 32.5 | – |
| International – emerging | 7.1 | – | 7.1 | – |
| Fixed income securities: | | | | |
| U.S. fixed income[e] | 102.1 | – | 102.1 | – |
| Total fair value of the Company Plan's assets | $259.3 | $13.8 | $ 245.5 | $ – |

a) This category represents an equity index fund not actively managed that tracks the S&P 500.

b) This category represents an equity index fund not actively managed that tracks the S&P mid-cap 400.

c) This category represents an equity index fund not actively managed that tracks the Russell 2000.

d) This category represents a commodities index fund not actively managed that tracks the Dow Jones - UBS Commodity Index.

e) This category primarily represents a bond index fund not actively managed that tracks the Barclays Capital U.S. Aggregate Index.

# Notes to Consolidated Financial Statements

The following assumed benefit payments under the Company Plan and PEP, which were used in the calculation of projected benefit obligations, are expected to be paid as follows:

| | |
|---|---|
| 2011 | $ 23.2 |
| 2012 | 22.6 |
| 2013 | 22.9 |
| 2014 | 22.7 |
| 2015 | 23.3 |
| Years 2016-2020 | 119.7 |

### Post-retirement Medical Plan

The Company assumed obligations under a subsidiary's post-retirement medical plan. Coverage under this plan is restricted to a limited number of existing employees of the subsidiary. This plan is unfunded and the Company's policy is to fund benefits as claims are incurred. The effect on operations of the post-retirement medical plan is shown in the following table:

| | Year ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Service cost for benefits earned | $ 0.3 | $ 0.3 | $ 0.4 |
| Interest cost on benefit obligation | 2.3 | 2.3 | 2.7 |
| Net amortization and deferral | (0.9) | (1.7) | (1.7) |
| Post-retirement medical plan costs | $ 1.7 | $ 0.9 | $ 1.4 |

Amounts included in accumulated other comprehensive earnings consist of unamortized net gain of $4.3. The accumulated other comprehensive earnings that are expected to be recognized as components of the post-retirement medical plan costs during 2011 are ($0.1) related to amortization of net gain.

A summary of the changes in the accumulated post-retirement benefit obligation follows:

| | 2010 | 2009 |
|---|---|---|
| Balance at January 1 | $39.6 | $36.7 |
| Service cost for benefits earned | 0.3 | 0.3 |
| Interest cost on benefit obligation | 2.3 | 2.3 |
| Participants contributions | 0.4 | 0.4 |
| Actuarial loss | 0.8 | 1.4 |
| Benefits paid | (1.4) | (1.5) |
| Balance at December 31 | $42.0 | $39.6 |

The weighted-average discount rates used in the calculation of the accumulated post-retirement benefit obligation was 5.4% and 6.0% as of December 31, 2010 and 2009, respectively. The health care cost trend rate was assumed to be 7.5% and 8.0% as of December 31, 2010 and 2009, respectively, declining gradually to 5.0% in the year 2016. The health care cost trend rate has a significant effect on the amounts reported. The impact of a percentage point change each year in the assumed health care cost trend rates would change the accumulated post-retirement benefit obligation as of December 31, 2010 by an increase of $5.9 or a decrease of $4.9. The impact of a percentage point change on the aggregate of the service cost and interest cost components of the 2010 post-retirement benefit costs results in an increase of $0.4 or decrease of $0.3.

The following assumed benefit payments under the Company's post-retirement benefit plan, which reflect expected future service, as appropriate, and were used in the calculation of projected benefit obligations, are expected to be paid as follows:

| | |
|---|---|
| 2011 | $1.7 |
| 2012 | 1.7 |
| 2013 | 1.8 |
| 2014 | 1.9 |
| 2015 | 2.1 |
| Years 2016-2020 | 12.3 |

## 17. Fair Value Measurements

The Company's population of financial assets and liabilities subject to fair value measurements as of December 31, 2010 and 2009 are as follows:

| | Fair Value as of December 31, | Fair Value Measurements as of December 31, 2010 Using Fair Value Hierarchy | | |
|---|---|---|---|---|
| | 2010 | Level 1 | Level 2 | Level 3 |
| Noncontrolling interest puts | $168.7 | $ – | $ 168.7 | $ – |
| Derivatives | | | | |
| Embedded derivatives related to the zero-coupon subordinated notes | $ – | $ – | $ – | $ – |
| Interest rate swap liability | 2.4 | – | 2.4 | – |
| Total fair value of derivatives | $ 2.4 | $ – | $ 2.4 | $ – |

| | Fair Value as of December 31, | Fair Value Measurements as of December 31, 2009 Using Fair Value Hierarchy | | |
|---|---|---|---|---|
| | 2009 | Level 1 | Level 2 | Level 3 |
| Noncontrolling interest put | $142.4 | $ – | $ 142.4 | $ – |
| Derivatives | | | | |
| Embedded derivatives related to the zero-coupon subordinated notes | $ – | $ – | $ – | $ – |
| Interest rate swap liability | 10.6 | – | 10.6 | – |
| Total fair value of derivatives | $ 10.6 | $ – | $ 10.6 | $ – |

# Notes to Consolidated Financial Statements

The noncontrolling interest puts are valued at their contractually determined values, which approximate fair values. The fair values for the embedded derivatives and interest rate swap are based on observable inputs or quoted market prices from various banks for similar instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, income taxes receivable, and accounts payable are considered to be representative of their respective fair values due to their short-term nature. The fair market value of the zero-coupon subordinated notes, based on market pricing, was approximately $419.5 and $374.6 as of December 31, 2010 and 2009, respectively. The fair market value of the senior notes, based on market pricing, was approximately $1,549.8 and $645.2 as of December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the estimated fair market value of the Company's variable rate debt of $370.1 and $486.4, respectively, was estimated by calculating the net present value of related cash flows, discounted at current market rates.

## 18. Derivative Instruments and Hedging Activities

The Company addresses its exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that includes, from time to time, the use of derivative financial instruments such as interest rate swap agreements (see Interest Rate Swap section below). Although the Company's zero-coupon subordinated notes contain features that are considered to be embedded derivative instruments (see Embedded Derivative section below), the Company does not hold or issue derivative financial instruments for trading purposes. The Company does not believe that its exposure to market risk is material to the Company's financial position or results of operations.

### Interest Rate Swap

The Company has an interest rate swap agreement with a remaining term of approximately two years to hedge variable interest rate risk on the Company's variable interest rate term loan. On a quarterly basis under the swap, the Company pays a fixed rate of interest (2.92%) and receives a variable rate of interest based on the three-month LIBOR rate on an amortizing notional amount of indebtedness equivalent to the term loan balance outstanding. The swap has been designated as a cash flow hedge. Accordingly, the Company recognizes the fair value of the swap in the consolidated balance sheets and any changes in the fair value are recorded as adjustments to accumulated other comprehensive income (loss), net of tax. The fair value of the interest rate swap agreement is the estimated amount that the Company would pay or receive to terminate the swap agreement at the reporting date. The fair value of the swap was a liability of $2.4 and $10.6 at December 31, 2010 and 2009, respectively, and is included in other liabilities in the consolidated balance sheets.

### Embedded Derivatives Related to the Zero-Coupon Subordinated Notes

The Company's zero-coupon subordinated notes contain the following two features that are considered to be embedded derivative instruments under authoritative guidance in connection with accounting for derivative instruments and hedging activities:

1) The Company will pay contingent cash interest on the zero-coupon subordinated notes after September 11, 2006, if the average market price of the notes equals 120% or more of the sum of the issue price, accrued original issue discount and contingent additional principal, if any, for a specified measurement period.
2) Holders may surrender zero-coupon subordinated notes for conversion during any period in which the rating assigned to the zero-coupon subordinated notes by Standard & Poor's Ratings Services is BB- or lower.

The Company believes these embedded derivatives had no fair value at December 31, 2010 and 2009. These embedded derivatives also had no impact on the consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008.

The following table summarizes the fair value and presentation in the consolidated balance sheets for derivatives designated as hedging instruments (interest rate swap liability derivative) as of December 31, 2010 and 2009, respectively:

| | Fair Value as of December 31, | |
|---|---|---|
| Balance Sheet Location | 2010 | 2009 |
| Other liabilities | $ 2.4 | $10.6 |

# Notes to Consolidated Financial Statements

The following table summarizes the effect of the interest rate swap on other comprehensive income for the years ended December 31, 2010 and 2009:

| | 2010 | 2009 |
|---|---|---|
| Effective portion of derivative gain | $ 8.2 | $ 2.9 |

## 19. Executive Retirement

In October 2008, the Company announced the retirement of its Executive Vice President, Corporate Affairs ("EVP"), Bradford T. Smith, effective December 31, 2008. During the fourth quarter of 2008, the Company recorded charges of approximately $3.7, which included $2.0 related to the acceleration of the recognition of stock compensation and $1.7 related to the acceleration of certain defined benefit plan obligations.

Following the announcement of his retirement as EVP, Mr. Smith entered into a consulting agreement with the Company effective January 1, 2009. The agreement provided for additional services to be provided by Mr. Smith following the termination of his employment as EVP to assist the Company during a transition period. Mr. Smith was Vice Chairman of the Board through the annual meeting of shareholders in May 2009. For purposes of calculating pension benefits, the agreement provided for an unreduced pension benefit, starting at age 55.

## 20. Supplemental Cash Flow Information

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Supplemental schedule of cash flow information: | | | |
| Cash paid during period for: | | | |
| Interest | $ 55.5 | $ 50.7 | $ 56.1 |
| Income taxes, net of refunds | 355.0 | 304.1 | 211.8 |
| Disclosure of non-cash financing and investing activities: | | | |
| Surrender of restricted stock awards and performance shares | 2.4 | 2.7 | 32.7 |
| Accrued repurchases of common stock | (0.5) | 0.5 | (3.0) |
| Purchase of equipment in accrued expenses | – | 2.8 | – |

# Notes to Consolidated Financial Statements

## 21. Quarterly Data (Unaudited)

The following is a summary of unaudited quarterly data:

| | Year Ended December 31, 2010 | | | | |
|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Full Year |
| Net sales | $1,193.6 | $1,238.4 | $1,276.5 | $1,295.4 | $5,003.9 |
| Gross profit | 506.9 | 533.6 | 527.7 | 529.6 | 2,097.8 |
| Net earnings attributable to Laboratory Corporation of America Holdings | 132.7 | 153.7 | 140.0 | 131.8 | 558.2 |
| Basic earnings per common share | 1.27 | 1.48 | 1.37 | 1.29 | 5.42 |
| Diluted earnings per common share | 1.25 | 1.46 | 1.34 | 1.26 | 5.29 |

| | Year Ended December 31, 2009 | | | | |
|---|---|---|---|---|---|
| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter | Full Year |
| Net sales | $1,155.7 | $1,188.8 | $1,185.1 | $1,165.1 | $4,694.7 |
| Gross profit | 489.4 | 507.4 | 498.1 | 476.0 | 1,970.9 |
| Net earnings attributable to Laboratory Corporation of America Holdings | 132.8 | 136.4 | 131.4 | 142.7 | 543.3 |
| Basic earnings per common share | 1.23 | 1.26 | 1.22 | 1.35 | 5.06 |
| Diluted earnings per common share | 1.22 | 1.24 | 1.21 | 1.33 | 4.98 |

# Shareholder and Company Information

### Corporate Headquarters
358 South Main Street
Burlington, NC 27215
336-584-5171

### Information Sources
Information about LabCorp is available from the following Company sources:

Investor Relations Contact
Stephen Anderson
Director, Investor Relations
336-436-5274

Center for Molecular Biology and Pathology
800-533-0567

Center for Occupational Testing
800-833-3984

Center for Esoteric Testing
800-334-5161

Paternity/Identity
800-742-3944

LabCorp Drug Development Laboratory Services
888-244-4102

Web Site
www.LabCorp.com

### Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
6201 Fifteenth Avenue
Brooklyn, NY 11219
800-937-5449
www.amstock.com

### Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
800 Green Valley Road, Suite 500
Greensboro, NC 27408

### Annual Meeting
The annual meeting of shareholders will be held at 9.00 a.m. EDT on May 11, 2011 at The Paramount Theater, 128 East Front Street, Burlington, NC 27215.

### Form 10-K
Copies of Form 10-K as filed with the Securities and Exchange Commission are available without cost to shareholders by writing to:

Laboratory Corporation of America Holdings
Investor Relations Department
358 South Main Street
Burlington, NC 27215

### Safe Harbor
Forward-looking statements in this annual report are subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payers. Actual results could differ materially from those suggested by these forward-looking statements. Further information on potential factors which could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 2010 and subsequent filings.

### Common Stock
The Common Stock trades on the New York Stock Exchange ("NYSE") under the symbol "LH". The following table sets forth for the calendar periods indicated the high and low sales prices for the Common Stock reported on the NYSE Composite Tape.

| | 2010 | | 2009 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| 1Q | 77.09 | 69.49 | 65.90 | 53.25 |
| 2Q | 83.00 | 73.12 | 68.09 | 57.08 |
| 3Q | 78.94 | 71.58 | 71.29 | 62.06 |
| 4Q | 89.48 | 75.75 | 76.74 | 63.81 |

## BOARD OF DIRECTORS

**David P. King**
Chairman and Chief Executive Officer

**Kerrii B. Anderson** [1,2]
Former Chief Executive Officer and President of Wendy's International, Inc.

**Jean-Luc Bélingard** [2,3]
Chairman, bioMérieux S.A.; retired Chairman and CEO, Ispen S.A.

**N. Anthony Coles, M.D., MPH** [3]
President and Chief Executive Officer of Onyx Pharmaceuticals, Inc.

**Wendy E. Lane** [1,4]
Chairman of Lane Holdings, Inc., an investment firm

**Thomas P. Mac Mahon** [3]
Former Chairman and Chief Executive Officer of Laboratory Corporation of America Holdings

**Robert E. Mittelstaedt, Jr.** [1,4]
Dean and Professor, W.P. Carey School of Business, Arizona State University

**Arthur H. Rubenstein, MBBCh** [1,3]
Executive Vice President, University of Pennsylvania Health System and Dean of the School of Medicine

**M. Keith Weikel, Ph.D.** [2,3]
Former Senior Executive Vice President and Chief Operating Officer of HCR Manor Care, Inc.

**R. Sanders Williams, M.D.** [3,4]
President of The J. David Gladstone Institutes

Committees:
[1] Audit
[2] Compensation
[3] Quality and Compliance
[4] Nominating and Corporate Governance

## EXECUTIVE MANAGEMENT

**Dave King**, Chairman and Chief Executive Officer

**Jay Boyle**, Executive Vice President, Chief Operating Officer

**Brad Hayes**, Executive Vice President, Chief Financial Officer

**Andrew Conrad, Ph.D.**, Executive Vice President, Chief Scientific Officer*

**Scott Walton**, Executive Vice President, Esoteric Businesses

**Mark Brecher, M.D.**, Senior Vice President, Chief Medical Officer

**Lidia Fonseca**, Senior Vice President, Chief Information Officer

**Sam Eberts**, Senior Vice President, Chief Legal Officer

**Lisa Hoffman Starr**, Senior Vice President, Human Resources

*As of February 28th, 2011, Dr. Conrad transitioned into a role as consultant and Chief Scientist for the Company.

**Corporate Governance, Code of Business Conduct and Ethics** – The Company's Corporate Governance Guidelines, the Charters of its Audit Committee, Compensation Committee, Quality and Compliance Committee, and Nominating and Corporate Governance Committee as well as the Company's Code of Business Conduct and Ethics are available on the Company's Web Site at www.LabCorp.com. You can also obtain a hard copy of these documents, without charge, upon written request to Stephen Anderson, Laboratory Corporation of America Holdings, 358 South Main Street, Burlington, NC 27215.


LabCorp
Laboratory Corporation of America

Laboratory Corporation of America® Holdings
358 South Main Street
Burlington, NC 27215
336-584-5171
www.labcorp.com


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